EXHIBIT 99.1

ARRANGEMENT AGREEMENT

FLORA GROWTH CORP.

- and -

FRANCHISE GLOBAL HEALTH INC.

October 21, 2022

_________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1.	Defined Terms	2
1.2.	Certain Rules of Interpretation	15
1.3.	Schedules	16
ARTICLE 2 THE ARRANGEMENT		16
2.1.	The Arrangement	16
2.2.	Interim Order	17
2.3.	The Company Meeting	18
2.4.	The Company Circular	19
2.5.	Final Order	20
2.6.	Court Proceedings	20
2.7.	Company Options, Company RSUs and Agent Compensation Options	21
2.8.	Effective Date	22
2.9.	Payment of Consideration	22
2.10.	Withholding Taxes	22
2.11.	U.S. Securities Law Matters	23
2.12.	Cooperation of Parties	23
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		24
3.1.	Representations and Warranties of the Company	24
3.2.	Representations and Warranties of the Purchaser	24
ARTICLE 4 COVENANTS		24
4.1.	Conduct of Business of the Company	24
4.2.	Covenants of the Company Relating to the Arrangement	29
4.3.	Conduct of Business of the Purchaser	31
4.4.	Covenants of the Purchaser Relating to the Arrangement	32
4.5.	Regulatory Approvals	33
4.6.	Access to Information; Confidentiality	34
4.7.	Public Communications	34
4.8.	Notice Provisions	35
4.9.	Insurance and Indemnification	35
ARTICLE 5. COVENANTS REGARDING NON-SOLICITATION		36
5.1.	Non-Solicitation	36
5.2.	Notification of Acquisition Proposals	38
5.3.	Responding to an Acquisition Proposal	38
5.4.	Right to Match	39
5.5.	Breach by Subsidiaries and Representatives	41
ARTICLE 6 CONDITIONS		41
6.1.	Mutual Conditions Precedent	41
6.2.	Additional Conditions Precedent to the Obligations of the Purchaser	42
6.3.	Additional Conditions Precedent to the Obligations of the Company	43
6.4.	Satisfaction of Conditions	44
ARTICLE 7 TERM AND TERMINATION		44
7.1.	Term	44
7.2.	Termination	44
7.3.	Effect of Termination/Survival	46
7.4.	Company Expense Reimbursement and Company Termination Amount	46
7.5.	Purchaser Expense Reimbursement	49

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ARTICLE 8 GENERAL PROVISIONS		49
8.1	Amendments	49
8.2.	Expenses	50
8.3.	Notices	50
8.4.	Time of the Essence	51
8.5.	Injunctive Relief	51
8.6.	Third Party Beneficiaries	51
8.7.	Waiver	52
8.8.	Entire Agreement	52
8.9.	Successors and Assigns	52
8.10.	Severability	52
8.11.	Governing Law	53
8.12.	Further Assurances	53
8.13.	Rules of Construction	53
8.14.	No Liability	53
8.15.	Counterparts	53
SCHEDULE A PLAN OF ARRANGEMENT		A-1
SCHEDULE B ARRANGEMENT RESOLUTION		B-1
SCHEDULE C COMPANY REPRESENTATIONS AND WARRANTIES		C-1
SCHEDULE D PURCHASER REPRESENTATIONS AND WARRANTIES		D-1

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 21, 2022,

BETWEEN:

FLORA GROWTH CORP.,

a corporation existing under the laws of the Province of Ontario

(the “Purchaser”)

- and -

FRANCHISE GLOBAL HEALTH INC.,

a company existing under the laws of the Province of British Columbia

(the “Company”)

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding common shares of the Company in exchange for common shares of the Purchaser;

AND WHEREAS the Board has (i) unanimously (with any interested directors having abstained from voting) determined that the Arrangement is fair to the Company Shareholders and in the best interests of the Company and (ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the BCBCA;

AND WHEREAS the Purchaser has entered into support and voting agreements with the directors and officers along with certain shareholders of the Company pursuant to which, among other things, such directors, officers and shareholders have agreed to vote all of the Company Common Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

AND WHEREAS, the Parties intend that the issuance of the Purchaser Common Shares in exchange for the Company Common Shares will, subject to applicable U.S. Securities Laws, be exempt from the registration requirements of (i) the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof and (ii) applicable U.S. state securities laws;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1. Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression or indication of interest or inquiry (whether written or oral) from any Person or group of Persons other than the Purchaser or one or more of its Affiliates relating to: (i) any direct or indirect sale or disposition (or any lease, joint venture, long-term supply agreement, licence or other arrangement having the same economic effect as a sale) of assets of the Company or any of its Subsidiaries (including any voting or equity securities of any of the Company’s Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of the Company and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer, proposal or inquiry), or (ii) any direct or indirect acquisition by any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws, of Company Common Shares (including securities convertible into or exercisable or exchangeable for Company Common Shares) representing, when taken together with the Company Common Shares (including securities convertible into or exercisable or exchangeable for Company Common Shares) held by any such Person or group of Persons, 20% or more of the Company Common Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Company Common Shares), in either case whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up or other similar transaction involving the Company or any of its Subsidiaries, and whether in a single transaction or  a series of related transactions.

“Agent Compensation Options” means the outstanding compensation options of the Company exercisable to purchase Company Common Shares.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Anti-Corruption Laws” means laws, regulations and rules relating to anti-bribery or anti-corruption including the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the United States Foreign Corrupt Practices Act of 1977 and any laws, rules, regulations of any relevant jurisdiction covering a similar subject matter.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

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“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, including but not limited to the Cannabis Licenses.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company as constituted from time to time. “Board Recommendation” has the meaning specified in Section 2.4(b).

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“Cannabis Licenses” means the licenses, certificates and authorizations of the Company and its Subsidiaries set forth in Section 1.1 of the Company Disclosure Letter.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B). “Closing” has the meaning specified in Section 2.8(b).

“Code” has the meaning specified in Paragraph 30(e) of Schedule C.

“Collective Agreements” means all collective bargaining agreements and union agreements currently applicable to the Company and/or any of its Subsidiaries which impose any obligations upon the Company and/or any of its Subsidiaries with respect to any Company Employee.

“Company” has the meaning specified in the preamble.

“Company Assets” means all of the assets, property (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Common Shares” means common shares in the authorized share structure of the Company.

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“Company Disclosure Letter” means the confidential disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means all officers and employees of the Company and/or its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“Company Expense Reimbursement Amount” has the meaning specified in Section 7.4(a).

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since March 31, 2021.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Options” means the outstanding options to purchase Company Common Shares issued pursuant to the Company Stock Option Plan.

“Company RSU Plan” means the Franchise Global Health Inc. Share Unit Plan approved by Company Shareholders on September 20, 2021.

“Company RSUs” means, collectively, the outstanding restricted share units of the Company issued pursuant to the Company RSU Plan.

“Company Shareholders” means the registered and/or beneficial holders of the Company Common Shares, as the context requires.

“Company Stock Option Plan” means the Franchise Global Health Inc. Stock Option Plan last approved by Company Shareholders on September 20, 2021.

“Company Termination Amount” has the meaning specified in Section 7.4(a).

“Company Termination Amount Event” has the meaning specified in Section 7.4(b).

“Competition Act” means the Competition Act (Canada).

“Confidential Information” means, in respect of a Party (the “Disclosing Party”), all information concerning the Disclosing Party that is made available by the Disclosing Party or any of its Representatives to the other Party (the “Receiving Party”) or any of its Representatives, whether in verbal, visual, written, electronic or other form, together, in each case, with all notes, memoranda, summaries, analyses, studies, compilations and other writings relating thereto or based thereon prepared by the Receiving Party or any of its Representatives; provided, however, that the term “Confidential Information” does not include information which (i) was lawfully in the possession of the Receiving Party before it was made available by the Disclosing Party or any of its Representatives to the Receiving Party or any of its Representatives; (ii) is independently developed by the Receiving Party without use of the Confidential Information of the Disclosing Party; (iii) is now, or hereafter becomes, available to the public other than as a result of disclosure prohibited by this Agreement; or (iv) becomes available to the Receiving Party or any of its Representatives on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives and such source is not, to the knowledge of the Receiving Party following reasonable inquiry, under any obligation to the Disclosing Party to keep such information confidential.

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“Consideration” means the Exchange Ratio (as such term is defined and determined in accordance with the Plan of Arrangement) of a Purchaser Common Share for each Company Common Share.

“Constating Documents” means, in respect of a Party, the articles and notice of articles, articles of incorporation, formation, amalgamation or continuation, as applicable, charters, operating agreements, by-laws or other organizational documents of such Party and all amendments to such articles, charters, operating agreements, by-laws or other organizational documents.

“Contract” means, in respect of a Party, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“Depositary” means the trust company, bank or financial institution agreed to in writing between the Purchaser and the Company for the purpose of, among other things, working in connection with the transfer agents for the Company and the Purchaser, the Canadian Depository for Securities Limited and the Depository Trust & Clearing Corporation to distribute the Purchaser Common Shares comprising the Consideration.

“Disclosing Party” has the meaning specified in the definition of Confidential Information.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date the Arrangement becomes effective as agreed to by the Parties in accordance with the Final Order.

“Effective Time” means the beginning of the day (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

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“Employee Plan(s)” means all health, welfare, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, option, stock appreciation, equity or equity-based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, termination, severance, change of control, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees, former Company Employees, or any spouses, dependents, survivors or beneficiaries of such Persons, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability but, for greater certainty, “Employee Plan(s)” does not include any Collective Agreements.

“Environmental Laws” means all applicable Laws relating to worker health and safety, pollution, natural resources, protection of the natural environment or any species that might make use of the natural environment or the generation, production, import, export, use, handling, storage, treatment, transportation, disposal or Release of Hazardous Substances, including under common law, and all Authorizations issued pursuant to such applicable Laws.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court made pursuant to Section 291(4) of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement and after being informed of the intention to rely upon the registration exemption provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Common Shares to be issued pursuant to the Arrangement in exchange for the Company Common Shares, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Haywood Securities Inc., in its role as financial advisor to the Company in connection with the Arrangement.

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, authority or representative of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, anti-trust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including but not limited to, Bundesinstitut für Arzneimittel und Medizinprodukte (Federal Institute for Drugs and Medical Devices) and the Colombian Ministry of Agriculture, Colombian Ministry of Agriculture, Health Canada.

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“Hazardous Substances” means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos, asbestos-containing materials and polychlorinated biphenyls and (ii) any substance that is defined, regulated, prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) works of authorship, copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to Section 291(2) of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting and the voting requirements with respect to the Arrangement Resolution, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada).

“IT Assets” means any and all Software, hardware, servers, systems, networks, data communications lines, websites, platforms, and other computer, information technology or telecommunications assets and equipment, in each case, owned, leased, licensed, used or held for use by the Company or any of its Subsidiaries.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent that they have the force of law, any policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

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“Leased Premises” means the premises which the Company or its Subsidiaries occupies as a tenant.

“Legal Proceedings” means any litigation, action, application, suit, investigation, inquiry, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review).

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind.

“LOI” means the letter of intent dated August 22, 2022 entered into between the Purchaser and the Company.

“Matching Period” has the meaning specified in Section 5.4(a)(iii).

“Material Adverse Effect” means, in respect of either Party, any result, change, event, occurrence, effect, state of facts, development or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, obligations (whether absolute, accrued, conditional or otherwise), financial condition or liabilities (contingent or otherwise) of such Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from, arising in connection with or related to:

(a)	any change or development generally affecting the industries or segments in which such Party and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, credit, commodities, securities or capital markets in Canada, the United States, Europe or globally;

(c)	any adoption, proposal, implementation, application or non-application or change in applicable Law or any interpretation of applicable Law by any Governmental Entity;

(d)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(e)	any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster;

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(f)

the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, acts of terrorism, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency, or any governmental response to any of the foregoing;

(g)	the commencement or continuation of an epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof;

(h)	the announcement of this Agreement or the transactions contemplated hereby;

(i)

any action taken (or omitted to be taken) by such Party or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the other Party in writing;

(j)

any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that, without limiting the applicability of clauses (a) through (i) and (k) of this definition, the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)

any change in the market price or trading volume of any securities of such Party (it being understood that, without limiting the applicability of clauses (a) through (j) of this definition, the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of such Party trade, provided, however, that (A) with respect to clauses (a) through (g) of this definition, such matter does not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which such Party and/or its Subsidiaries operate, in which case such effect may be taken into account in determining whether a Material Adverse Effect in respect of such Party has occurred, and (B) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

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“Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party: (i) that relates to any intellectual property rights of the Company; (ii) relating to indebtedness for borrowed money or pursuant to which the Company or any of its Subsidiaries has guaranteed the liabilities, obligations or indebtedness of any other Person; (iii) restricting, or which may in the future restrict, the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien), the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or the payment of dividends or other distributions by the Company or any of its Subsidiaries; (iv) relating to or providing for the establishment, investment in, organization, formation, or governance of any joint venture, limited liability company or partnership with any other Person; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to the Company and its Subsidiaries taken as a whole, to the benefit of a third party, other than industry standard agreements entered into in the Ordinary Course; (vi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (vii) that limits or restricts, or may in the future limit or restrict, the ability of the Company or any Subsidiary to acquire any property, to engage in any line of business or to carry on business in any geographic area, or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (viii) that constitutes a hedge contract, futures contract, swap contract, option contract or similar derivative Contract; (ix) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the remaining term; (x) with any Governmental Entity; (xi) that constitutes an amendment, supplement, renewal or modification in respect of any of the foregoing; or (xii) which, if terminated or if it ceased to be in effect, would have a Material Adverse Effect on the Company.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Rules” means The Nasdaq Stock Market LLC Rules, as may be waived or modified by Nasdaq from time to time.

“Notice” has the meaning specified in Section 8.3.

“officer” has the meaning specified in the Securities Act (British Columbia).

“OHSL” has the meaning specified in Paragraph 30(h) of Schedule C.

“Ordinary Course” means, with respect to an action taken by a Party or its Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the usual and ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means December 31, 2022, or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser, and “Party” means any one of them.

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“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities (i) which are not yet due and payable or delinquent or (ii) which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law imposed by any Governmental Entity having jurisdiction over real property;

(c)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(d)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness, and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)

Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(f)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially adversely impact the use of such property as it is being used on the date of this Agreement;

(g)

such other imperfections or irregularities of title or Liens as do not individually or in the aggregate materially detract from the value or materially adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and

(h)

any Liens, other than those described above, that are (i) registered or of record as of the date hereof against title to real property comprising Company Assets in the applicable land registry offices or recording offices, or (ii) registered or recorded, as of the date hereof, against the Company Assets in a public personal property registry, or similar registry systems.

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“Person” includes any individual, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Common Share” means a common share in the capital of the Purchaser.

“Purchaser Expense Reimbursement Amount” has the meaning specified in Section 7.5(a).

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on EDGAR since January 1, 2021.

“Receiving Party” has the meaning specified in the definition of Confidential Information.

“Regulatory Approval” means, in respect of a Party, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained or made by such Party in connection with the Arrangement or otherwise necessary to permit the Parties to complete their obligations under this Agreement.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representative” has the meaning specified in Section 5.1(a).

“Required Approval” has the meaning specified in Section 2.2(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

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“Securities Laws” means, unless the context otherwise requires, the Securities Act (British Columbia) and all applicable securities Laws of the United States and Canada, including the federal, state, provincial and territorial rules, policies and regulations issued thereunder, and the published regulations, rules, policy statements, orders, instruments (including national and applicable multilateral instruments), notices and rulings of the securities commissions or equivalent securities regulatory bodies in such jurisdictions, including the applicable rules and policies of, with respect to the Company, the TSXV and, with respect to the Purchaser, the Nasdaq.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Superior Proposal” means any bona fide written Acquisition Proposal from a Person or group of Persons acting jointly or in concert (other than the Purchaser and its affiliates) to acquire not less than all of the outstanding Company Common Shares (other than the Company Common Shares beneficially owned by the Person or group of Persons making such Superior Proposal) or all or substantially all of the assets of the Company on a consolidated basis: (i) that did not result from or involve a breach of Article 5, (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal; (iii) that is not subject to any financing contingency and in respect of which, to the satisfaction of the Board, acting in good faith, adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Company Common Shares or assets, as the case may be; (iv) that is not subject to any due diligence or access condition; (v) complies with applicable Laws in all material respects; and (vi) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its financial advisors and its outside legal advisors and after taking into account all the terms and conditions of the Acquisition Proposal, that the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(ii).

“Support and Voting Agreements” means each of the support and voting agreements dated the date hereof between the Purchaser and each of the directors and officers of the Company, along with certain shareholders of the Company.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

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“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, escheat, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Trade Control Laws” means economic sanctions, anti-terrorism, customs and export and technology transfer control laws, including (i) the Special Economic Measures Act (Canada)¸ the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Extraterritorial Measures Act, the Export and Import Permits Act (Canada), the Defence Production Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act and the Customs Act (Canada); and (ii) any sanctions or export controls administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce, and Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the USA PATRIOT Act of 2001, the Trading with the Enemy Act (12 U.S.C. §95), the International Emergency Economic Powers Act (50 U.S.C. §§1701-1707), and all other applicable U.S. economic sanctions, anti-terrorism, customs and export and technology transfer control Laws, including any regulations or orders issued under the foregoing, and similar applicable economic sanctions, anti-terrorism, customs and export and technology transfer control laws of other jurisdictions.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended.

“U.S. Investment Company Act” means the Investment Company Act of 1940 of the United States of America, as amended.

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“U.S. Securities Act” means the Securities Act of 1933 of the United States of America, as amended.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act, the U.S. Investment Company Act, any applicable U.S. federal securities laws, rules and regulations promulgated thereunder and any applicable U.S. state securities laws.

1.2. Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b) Currency. All references to dollars or to $ are references to Canadian dollars, unless otherwise specified.

(c) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d) Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(e) Capitalized Terms. All capitalized terms used in any Schedule hereto have the meanings ascribed to them in this Agreement.

(f) Knowledge. Where any representation or warranty is expressly qualified by reference:

(i)

to the knowledge of the Company, it is deemed to refer to the actual or constructive knowledge of the Chief Executive Officer, President, and Chief Financial Officer, after making reasonable inquiries into the relevant subject matter together with reasonable inquiries of the applicable employees, consultants or directors of the Company or its Subsidiaries, in each case who are currently employed and not absent from work by reason of leave of absence or otherwise, or otherwise engaged by the Company, as applicable, with respect to the matters that are the subject of the representations and warranties; or

(ii)

to the knowledge of the Purchaser, it is deemed to refer to the actual or constructive knowledge of the Chief Executive Officer and Chief Financial Officer, after making reasonable inquiries into the relevant subject matter together with reasonable inquiries of the applicable employees, consultants or directors of the Purchaser or its Subsidiaries, in each case who are currently employed and not absent from work by reason of leave of absence or otherwise, or otherwise engaged by the Purchaser, as applicable, with respect to the matters that are the subject of the representations and warranties.

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(g) Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j) Time References. References to time herein are to local time, Vancouver, British Columbia, unless otherwise specified.

(k) Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “Affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction, by contract or otherwise, over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.3. Schedules

(a) The Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b) The Company Disclosure Letter itself and all information contained in it is Confidential Information of the Company and may not be disclosed by either Party unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

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ARTICLE 2 THE ARRANGEMENT

2.1. The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2. Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class(es) of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting and (ii) if required by MI 61-101, minority approval in accordance with MI 61-101;

(c) that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements, shall apply in respect of the Company Meeting;

(d) for the grant of the Dissent Rights only to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g) confirmation of the record date for the purposes of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by applicable Laws;

(i) that it is the Purchaser's intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Common Shares to be issued pursuant to the Arrangement in exchange for the Company Common Shares, based on the Court's approval of the Arrangement; and

(j) for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

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2.3. The Company Meeting

Subject to the terms of this Agreement and the receipt of the Interim Order, the Company shall:

(a) convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable, and in any event on or before December 9, 2022, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)

as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled), by applicable Law or by a valid Company Shareholder action (which action is not solicited or proposed by the Company or the Board); or

(ii)	as otherwise expressly permitted under this Agreement;

(b) use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution or the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms acceptable to the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(d) consult with the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f) promptly advise the Purchaser of receipt of any communication (written or oral) from any Company Shareholder or any other securityholder of the Company in opposition to the Arrangement (other than non-substantive communications) and/or relating to the exercise or purported exercise or withdrawal of Dissent Rights;

(g) not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting (unless required by applicable Law or the Interim Order or with the prior written consent of the Purchaser);

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(h) not waive any failure by any holder of Company Common Shares to timely deliver a notice of exercise of Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser; and

(i) at the reasonable request of the Purchaser from time to time, provide the Purchaser with: (i) a list of the registered Company Shareholders, together with their addresses and respective holdings of Company Common Shares; (ii) a list of the holders of the Company Options, Company RSUs and the Agent Compensation Options, together with their addresses and respective holdings of Company Options, Company RSUs and Agent Compensation Options; and/or (iii) a list of participants and book- based nominee registrants such as CDS & Co., CEDE & Co. and DTC (as applicable), and non-objecting beneficial owners of the Company Common Shares, together with their addresses and respective holdings of the Company Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with the Company Shareholders with respect to the Arrangement.

2.4. The Company Circular

(a) Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall promptly prepare and complete the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case using all reasonable commercial efforts so as to permit the Company Meeting to be held as soon as reasonably practicable as specified in Section 2.3(a).

(b) On the date of mailing thereof, the Company shall ensure that the Company Circular complies in all material respects with applicable Law and the Interim Order, does not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular related to the Purchaser and its Affiliates that was furnished by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(d)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular shall include: (i) a copy of the Fairness Opinion, (ii) subject to Article 5, a statement that the Board has received the Fairness Opinion and has unanimously (with any interested directors having abstained from voting), after receiving legal and financial advice, determined that the Arrangement is fair, from a financial point of view, to the Company Shareholders and that the Arrangement is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), (iii) a statement that the directors and officers of the Company who are or who become holders of Company Common Shares, along with certain principal shareholders, have agreed to vote their Company Common Shares in favour of the Arrangement Resolution pursuant to the Support and Voting Agreements; and (iv) all statements that, in the reasonable judgement of the Parties and their legal counsel, the Arrangement qualifies for the exemption provided by Section 3(a)(10) of the U.S. Securities Act.

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(c) The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser or any of its Affiliates included in the Company Circular must be in a form and content satisfactory to the Purchaser.

(d) The Purchaser shall provide the Company with, on a timely basis, all information regarding the Purchaser and its Affiliates, as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to the Company Circular. The Purchaser shall ensure that such information (including any information or documentation incorporated by reference therein) does not contain any Misrepresentation.

(e) Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.5. Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting in accordance with the terms of the Interim Order, the Company shall take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291(4) of the BCBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

2.6. Court Proceedings

(a) The Purchaser shall cooperate with and assist the Company in, and consent to the Company, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser as reasonably requested by the Company or as required by applicable Law to be supplied by the Purchaser in connection therewith.

(b) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to applicable Law, the Company shall:

(i)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(ii)

provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with pursuing the Interim Order or the Final Order, and give reasonable consideration to all such comments;

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(iii)

provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)

not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions on a timely basis prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(v)	ensure that all material filed with the Court in connection with pursuing the Interim Order or the Final Order is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;

(vii)

if at any time after the issuance of the Final Order and prior to the Effective Date the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser; and

(viii)

not file any material with the Court in connection with pursuing the Interim Order or the Final Order or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement.

2.7. Company Options, Company RSUs and Agent Compensation Options

(a) Pursuant to the terms of the Company Stock Option Plan, the Board shall prior to the Effective Time: (i) approve the acceleration of the vesting of all outstanding Company Options, subject to receipt of requisite regulatory approval (if any), and upon such approval each Company Option shall be deemed to be vested and exercisable prior to the Effective Time; and (ii) approve, conditional upon completion of the Arrangement, the termination and cancellation of all Company Options that have not been exercised prior to the Effective Time without payment of any consideration to the holders of such terminated and cancelled Company Options.

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(b) In accordance with the terms of the Agent Compensation Options, each holder of an Agent Compensation Option outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Agent Compensation Option, in accordance with its terms and for the same aggregate consideration therefor, and shall accept in lieu of each Company Common Share to which such holder was theretofore entitled upon such exercise, the Consideration.

(c) The Parties acknowledge that the outstanding Company RSUs will be treated in accordance with the provisions of the Plan of Arrangement. For clarity, subject to the terms and conditions of this Agreement and as set forth in the Plan of Arrangement, pursuant to the Arrangement, each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and the Company shall allot and issue to each holder of a Company RSU such number of Company Common Shares as are due to such holder under the terms of the Company RSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Company RSU Plan will terminate and none of the former holders of Company RSUs, the Company nor the Purchaser or their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company RSU Plan.

2.8. Effective Date

(a) The Effective Date shall occur on the date which is five Business Days after the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

(b) The closing of the Arrangement (the “Closing”) will take place electronically or at such other location as may be agreed upon by the Parties.

2.9. Payment of Consideration

Following receipt of the Final Order and prior to the Effective Time, the Purchaser shall provide the Depositary with the aggregate number of Purchaser Common Shares comprising the Consideration, as determined pursuant to the Plan of Arrangement.

2.10. Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Company Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders or former holders of Company Options or Company RSUs, such Taxes or other amounts as the Purchaser, the Company or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of any other applicable Law. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes are actually remitted to the appropriate taxing authority and any such other amounts deducted or withheld are remitted to the appropriate authority or person in accordance with applicable Law.

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2.11. U.S. Securities Law Matters

(a) The Parties agree that, subject to applicable U.S. Securities Laws, the Arrangement will be carried out with the intention that all the Purchaser Common Shares issued on completion of the Arrangement in exchange for the Company Common Shares will be issued by the Purchaser in reliance on: (i) the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and (ii) if necessary, exemptions from applicable state securities laws. The Parties agree that any Purchaser Common Shares issuable upon the exercise of Agent Compensation Options subsequent to the Effective Time may be subject to restrictions on transfer in accordance with applicable U.S. Securities Laws.

(b) In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other applicable U.S. Securities Laws, the Parties agree that the Arrangement will be carried out in accordance with the requirements of the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including but not limited to the following: (i) the Arrangement will be subject to the approval of the Court; (ii) prior to the hearing required of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof; (iii) the Court will hold a hearing to approve the Arrangement, and the Court shall be required to satisfy itself as to the fairness of the Arrangement prior to the issuance of the Final Order; (iv) the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Shareholders; (v) the Company will ensure that each Company Shareholder will be given adequate notice (A) advising them of their right to attend the hearing of the Court to consider approval of the Arrangement; and (B) providing them with sufficient information necessary for them to exercise such right; (vi) the Company Shareholders that will receive the Purchaser Common Shares will be advised that the Purchaser Common Shares issued pursuant to the Arrangement (A) have not been registered under the U.S. Securities Act, (B) will be issued by the Purchaser in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act, and (C) may be subject to certain restrictions on resale under U.S. Securities Laws, including, Rule 144 under the U.S. Securities Act in the case of Purchaser Common Shares issued to Affiliates of the Purchaser; (vii) the Final Order will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders; (viii) the Interim Order will specify that each Company Shareholder, so long as they enter an appearance within a reasonable time, will have the right to appear before the Court at the hearing of the Court to consider approval of the Arrangement; and (ix) the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis for the exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

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2.12. Cooperation of Parties

Notwithstanding any other provision of this Agreement, the Company and the Purchaser shall cooperate in the preparation of any application for any orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals (including, without limitation, the Interim Order, Final Order and Company Circular) and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or to otherwise be advisable under applicable Laws in connection with this Agreement and the Arrangement.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company

(a) The Company represents and warrants to the Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person (i) has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company, or (ii) has made or makes any representation or warranty to the Purchaser or any of its Representatives, with respect to any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations.

3.2. Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person (i) has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser, or (ii) has made or makes any representation or warranty to the Company or any of its Representatives, with respect to any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Purchaser or any of its Subsidiaries or their respective businesses or operations.

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ARTICLE 4 COVENANTS

4.1. Conduct of Business of the Company

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (A) with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed), (B) as required or expressly permitted by this Agreement or the Plan of Arrangement, or (C) as required by applicable Law or a Governmental Entity, the Company shall, and shall cause each of its Subsidiaries to:

(i)	subject to clause (ii) below, conduct its business in the Ordinary Course and in accordance with applicable Laws; and

(ii)

use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, the Company Assets), goodwill, employment relationships (other than those terminated for cause or by reason of resignation or retirement) and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations.

(b) Without limiting the generality of Section 4.1(a), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed), (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement, or (iii) as required by applicable Law or a Governmental Entity, the Company shall not, and the Company shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend its Constating Documents;

(ii)	split, combine, subdivide or reclassify any shares of its authorized share structure or other equity interests;

(iii)	declare, set aside or pay any dividend or other distribution on any shares of its authorized share structure or other equity interests (whether in cash, stock or property or any combination thereof);

(iv)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests or any of its outstanding securities;

(v)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its authorized share structure or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such shares or other equity or voting interests, except for: (i) the issuance of Company Common Shares issuable upon the exercise or settlement, as the case may be, of Company Options, Company RSUs or Agent Compensation Options outstanding on the date hereof; (ii) from the date hereof until December 1, 2022, the issuance of additional Company RSUs; and (iii) from the date hereof until December 1, 2022, the issuance of Company Common Shares in settlement of any claims, provided that, in any event, the total issued and outstanding Company Common Shares outstanding immediately prior to the Effective Time shall not exceed 149,563,674;

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(vi)	reorganize, arrange, restructure, amalgamate or merge the Company or any of its Subsidiaries;

(vii)

adopt a plan of or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(viii)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), or commit to acquire, directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses other than in the Ordinary Course;

(ix)

sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries, other than assets sold in the Ordinary Course or assets that are obsolete, damaged or destroyed;

(x)	make any capital expenditure or commitment to do so outside of the Ordinary Course;

(xi)

abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations for the Company or any of its Subsidiaries or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases or registrations of the Company or any of its Subsidiaries;

(xii)

except as contemplated herein, allow the Company or any of its Subsidiaries to (A) amend or modify in any material respect, or terminate or waive any material right under, any Material Contract, (B) enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, or (C) make any bid or tender after the date of this Agreement which, if accepted, would result in the Company being obligated to enter into a contract that would be a Material Contract if in effect on the date hereof (other than the renewal of a Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof);

(xiii)	enter into any new, or amend the terms of any existing, lease, sublease, license, occupancy agreement or other agreement with respect to any real property;

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(xiv)

in respect of any Company Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease, Material Contract or Intellectual Property;

(xv)

except as contemplated in Section 4.9 and except for renewals in the Ordinary Course, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage substantially similar to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect and the Company shall provide notice to the Purchaser in respect thereof;

(xvi)

prepay any long term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof other than (i) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or of the Company to another wholly-owned Subsidiary of the Company, or (ii) indebtedness entered into at the request of the Purchaser, in connection with the Arrangement, or where the Purchaser or any of its Affiliates is the lender;

(xvii)

make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions to wholly-owned Subsidiaries of the Company in the Ordinary Course or guarantees of the Company or a Subsidiary to the Purchaser or any of its Affiliates in connection with loans from the Purchaser or any of its Affiliates;

(xviii)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xix)

take any action, knowingly permit any inaction or knowingly enter into any transaction that would have the effect of preventing the Purchaser from obtaining a full tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital property owned by the Company or a Subsidiary of the Company for the purposes of the Tax Act upon an amalgamation with the Company or such Subsidiary or a winding-up of the Company or such Subsidiary into the Purchaser (or successor by amalgamation);

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(xx)

make, change or revoke any material Tax election or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into, cancel or modify any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or periods of reporting income, deductions or accounting for income Tax purposes, in each case, except as may be required by applicable Law;

(xxi)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS or as otherwise required by applicable Law;

(xxii)

(A) make, or promise to make, any changes to any Collective Agreement, Employee Plan (other than changes to Employee Plans that are, in the opinion of the Company, necessary or desirable to give effect to or implement the Arrangement), written employment agreements and/or any other terms and conditions of employment applicable to any Company Employee, including granting, or promising to grant, any general increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Company Employees or independent contractor or making, or promising to make, any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement any employee or executive bonus or retention plan or program, except as required by the terms of any Collective Agreement, Employee Plan, written employment agreements or applicable Law, and/or offer employment to or hire any new Company Employees (other than any offers of employment or hiring in the Ordinary Course); or (B) announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment of Company Employees (other than employee terminations in the Ordinary Course);

(xxiii)

except as may be required by applicable Law or the terms of any existing Employee Plan provided to the Purchaser prior to the date hereof (as such Employee Plans may be amended as, in the opinion of the Company, necessary or desirable to give effect to or implement the Arrangement) or any Contract (including, for greater certainty, in connection with any termination for cause): (A) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or any director of the Company or any of its Subsidiaries; (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer or senior manager of the Company or, other than in the Ordinary Course, any Company Employee (other than a director or officer or senior manager); (C) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee; (D) increase compensation, retention or incentive compensation or other benefits payable to any director or officer of the Company or any of its Subsidiaries or, other than in the Ordinary Course, any Company Employee (other than a director or officer); (E) loan or advance money or other property by the Company or its Subsidiaries to any of their present or former directors, officers or Company Employees; (F) terminate (other than for cause) or encourage the resignation of any Company Employee; or (G) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;

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(xxiv)

adopt any new material Employee Plan or make any material amendments or improvements to any Employee Plan, except as required by Law or amendments to Employee Plans that are, in the opinion of the Company, necessary or desirable to give effect to or implement the Arrangement;

(xxv)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xxvi)

commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation that is material or which imposes material restrictions on the operations of the Company or any of its Subsidiaries;

(xxvii)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisor; or

(xxviii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.2. Covenants of the Company Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to complete and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)

use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

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(ii)

other than in connection with obtaining the Regulatory Approvals in respect of the Company, which shall be governed by the provisions of Section 4.5, use commercially reasonable efforts, upon consultation with the Purchaser, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement, provided that neither the Company nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such proceeding without the prior written approval of the Purchaser, such approval not to be unreasonably withheld, conditioned or delayed;

(iii)	use its commercially reasonable efforts to promptly satisfy all conditions precedent in this Agreement;

(iv)

carry out the terms of the Interim Order and the Final Order applicable to the Company and comply promptly with all requirements imposed by applicable Law on the Company or its Subsidiaries with respect to this Agreement or the Arrangement;

(v)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement; and

(vi)

subject to confirmation that insurance coverage is maintained or purchased in accordance with Section 4.9 and delivery by the Company and each member of the Board and each officer of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time (subject to customary exceptions), use commercially reasonable efforts to assist in effecting the resignations of each of the Company’s and its Subsidiary’s respective directors and officers designated by the Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by the Purchaser.

(b) The Company shall promptly notify the Purchaser of:

(i)	the occurrence of any Material Adverse Effect in respect of the Company after the date hereof;

(ii)

any notice or other communication from any Person alleging (A) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (B) that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of the Arrangement or this Agreement;

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(iii)

unless prohibited by applicable Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(iv)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries in connection with the Arrangement or this Agreement.

4.3. Conduct of Business of the Purchaser

(a) The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (A) with the prior written consent of the Company (which consent may not be unreasonably withheld, conditioned or delayed), (B) as required or expressly permitted by this Agreement, or (C) as required by applicable Law or a Governmental Entity, the Purchaser shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course in all material respects and in accordance with applicable Laws, and the Purchaser shall use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, assets, goodwill, employment relationships (other than where terminated for cause or by reason of resignation or retirement) and business relationships with other Persons with which the Purchaser or any of its Subsidiaries have business relations.

(b) Without limiting the generality of Section 4.3(a), the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Company (which consent may not be unreasonably withheld, conditioned or delayed), (ii) as required or expressly permitted by this Agreement, (iii) as required by applicable Law or a Governmental Entity or (iv) matters disclosed in the Purchaser Filings as of the date of this Agreement, the Purchaser shall not:

(i)	amend its Constating Documents, or amend or propose to amend the terms of the Purchaser Common Shares;

(ii)

issue, sell, grant or agree to or authorize any issue, sale or grant of, any common shares of the Purchaser or other securities of the Purchaser (other than (A) the issue of Purchaser Common Shares pursuant to options, warrants, convertible securities and other rights to acquire Purchaser Common Shares in accordance with their terms, (B) securities issued pursuant to any awards which may be granted under the Purchaser’s equity incentive plans as such plans exist on the date hereof, (C) pursuant to other existing obligations as of the date hereof as disclosed in the Purchaser Filings, and (D) pursuant to an equity financing of the Purchaser for gross proceeds not to exceed US$15,000,000;

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(iii)	reduce its stated capital, or split, combine, subdivide or reclassify any of the Purchaser Common Shares or propose a rights offering of securities to the holders of the Purchaser Common Shares;

(iv)

adopt a plan of or resolutions, or enter into any agreement, providing directly or indirectly for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or sale of all or substantially all of the assets, of the Purchaser; or

(v)

take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby.

4.4. Covenants of the Purchaser Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to complete and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(i)

other than in connection with obtaining the Regulatory Approvals in respect of the Purchaser, which shall be governed by the provisions of Section 4.5, use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(ii)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(iii)

carry out the terms of the Interim Order and the Final Order applicable to the Purchaser and comply promptly with all requirements imposed by applicable Law on the Purchaser or with respect to this Agreement or the Arrangement;

(iv)

ensure that the Purchaser Common Shares to be issued pursuant to the Arrangement (i) will have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser and (ii) will not be issued in violation of the Constating Documents of the Purchaser or any material agreement, contract, covenant, undertaking or commitment to which the Purchaser is bound; and

(v)

make application for and use its commercially reasonable efforts to obtain conditional approval for the listing and posting for trading on the Nasdaq of the Purchaser Common Shares to be issued pursuant to the Arrangement and otherwise comply with the Nasdaq requirements relevant to the Arrangement.

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(b) The Purchaser shall promptly notify the Company of:

(i)	the occurrence of any Material Adverse Effect in respect of the Purchaser after the date hereof;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iii)

unless prohibited by applicable Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iv)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or its Subsidiaries in connection with this Agreement or the Arrangement.

4.5. Regulatory Approvals

(a) Each Party shall use commercially reasonable efforts to make or obtain all Regulatory Approvals in respect of such Party in a timely manner so as to enable the Closing to occur as soon as reasonably practicable and, in any event, by no later than the Outside Date, including without limitation promptly responding to any information requests made by any Governmental Entity in connection with any Regulatory Approval.

(b) Subject to applicable Law, the Parties will (i) coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 4.5, including providing each other or the other Party’s counsel with advance copies and reasonable opportunity to comment on all notices and information or other correspondence supplied to or filed with any Governmental Entity, and all notices and correspondence received from any Governmental Entity (subject to applicable legal privileges), and (ii) promptly notify the other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, respond to any information request, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the transactions contemplated by this Agreement unless it consults with the other Party in advance. The Parties will provide each other with copies of any substantive written electronic communication received from Governmental Entities with respect to all applications, filings or other processes related to the Regulatory Approvals and will give each other the opportunity to attend and participate in all substantive meetings, telephone calls or other discussions with Governmental Entities in respect of the Regulatory Approvals.

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(c) Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission made in relation to a Regulatory Approval contains a Misrepresentation, or (ii) Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company shall, in consultation with and subject to the prior approval of the Purchaser, cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(d) If any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with any applicable Law or as not satisfying any applicable legal test under any applicable Law necessary to obtain the Regulatory Approvals, the Parties shall use all reasonable efforts consistent with the terms of this Agreement to resolve or avoid such proceeding so as to allow Closing to occur on or prior to the Outside Date.

4.6. Access to Information; Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law , each Disclosing Party shall, and shall cause each of its Subsidiaries to, give the Receiving Party and its representatives reasonable access during normal business hours to its: (A) premises, (B) property and assets (including all books and records and Tax Returns, whether retained internally or otherwise), (C) Contracts, and (D) senior personnel, or other information with respect to the financial condition, assets or business of the Disclosing Party or its Subsidiaries as the Receiving Party may from time to time reasonably request; provided that: (I) the Receiving Party provides the Disclosing Party with reasonable prior notice of any request under this Section 4.6(a); (II) access to any materials contemplated in this Section 4.6(a) shall be provided during the Disclosing Party’s normal business hours only, and (III) such access does not unduly interfere with the Ordinary Course conduct of the business of the Disclosing Party or its Subsidiaries.

(b) Subject to Section 4.6(c) of this Agreement, each Party agrees that it shall hold in confidence all Confidential Information of the other Party and shall not disclose such Confidential Information to any Person other than (i) those of its Representatives who reasonably require access to such Confidential Information in connection with completion or implementation of the transactions contemplated by this Agreement or (ii) to the extent such Party, acting reasonably and in good faith, determines it is necessary to disclose such Confidential Information of the other Party in order to enforce or exercise its rights under this Agreement. Before providing access to the Confidential Information of the Disclosing Party to any of its Representatives, the Receiving Party will inform such Representative that such information is subject to this Section 4.6(b) of the contents of this Agreement and shall use its reasonable best efforts to ensure that such Representatives comply with this Section 4.6(b).

(c) If a Receiving Party is requested to disclose any Confidential Information of a Disclosing Party pursuant to any Legal Proceedings or by any Governmental Entity, the Receiving Party will give the Disclosing Party prompt notice of such request so that the Disclosing Party may seek an appropriate protective order and provide such cooperation in seeking such an order as the Disclosing Party may reasonably request. If the Receiving Party is nonetheless compelled to disclose Confidential Information of the Disclosing Party, the Receiving Party will disclose only that portion of such Confidential Information which the Receiving Party is legally required to disclose.

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4.7. Public Communications

The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the Company may have discussions with Company Shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated by it, provided that such discussions are not inconsistent with the most recent press releases, public disclosures or public statements made by the Company or the Purchaser that was approved by all Parties prior to the filing or release, as applicable. The Parties acknowledge that each Party may be obligated to file this Agreement and a material change report, or equivalent thereof, relating thereto on SEDAR or EDGAR, as applicable, or pursuant to the policies of TSXV and the Nasdaq, as applicable, and each Party hereby consents to such filings of the other Party.

4.8. Notice Provisions

(a) Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(ii)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

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4.9. Insurance and Indemnification

(a) The Purchaser will, or will cause the Company and its Subsidiaries to, maintain in effect without any reduction in scope or coverage for seven years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Alternatively, the Purchaser agrees that prior to the Effective Date, the Company may, at the election of the Company in its sole discretion (and provided that if the Company so elects, the Purchaser and the Company and its Subsidiaries shall not have the obligation referenced in the immediately preceding sentence), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date on terms and conditions customary for a transaction of this nature and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for seven years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time. From and after the Effective Time, the Company or the Purchaser, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(b) The Purchaser shall cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries, to the extent that they are (i) included in the Constating Documents of the Company or any of its Subsidiaries, or (ii) set out in any indemnity agreements entered into between such Persons and the Company or any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms.

(c) If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations of the Company and its Subsidiaries set forth in this Section 4.9.

ARTICLE 5. COVENANTS REGARDING NON-SOLICITATION

5.1. Non-Solicitation

(a) Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”) or otherwise, and shall not permit any such Person to:

(i)

make, solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

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(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) or provide any information regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal, or otherwise co-operate in any manner with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that the Company may (A) communicate with any Person for the sole purpose of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (B) advise any Person of the restrictions of this Agreement, and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(iii)	make a Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period); or

(v)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by, and in accordance with, Section 5.3).

(b) The Company shall, and shall cause each of its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its respective Affiliates) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)

discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(ii)

promptly request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Purchaser, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent the Company is entitled.

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(c) The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party. The Company covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives have released or will release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c)).

5.2. Notification of Acquisition Proposals

If the Company or any of its Subsidiaries, or any of their respective Representatives, receives or becomes aware of any inquiry, proposal, request or offer that constitutes or would reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information or for access to properties, books and records of and relating to the Company or any Subsidiary in connection with any proposal that constitutes or would reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall:

(a) promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request (including amendments thereto), and copies of all agreements, documents, correspondence or other material received in respect thereof, from or on behalf of any such Person; and

(b) keep the Purchaser reasonably informed of the status of all developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall respond as promptly as practicable to the Purchaser’s reasonable questions with respect thereto.

5.3. Responding to an Acquisition Proposal

(a) Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal, the Company may engage in or participate in discussions with such Person regarding such Acquisition Proposal, and may provide such Person copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

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(i)

the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(iii)

prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the LOI (unless such Person is already party to a confidentiality and standstill agreement on such terms) and any such copies, access or disclosure provided to such Person shall have already been (or shall reasonably promptly be) provided to the Purchaser;

(iv)	the Company did not breach or is not in breach of Section 5.1; and

(v)

the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(a)(iii).

(b) Nothing contained in this Article 5 shall prohibit the Board from making disclosure to Company Shareholders as required by applicable Law, including complying with section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

5.4. Right to Match

(a) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal after the date hereof and prior to the approval of the Arrangement Resolution by the Company Shareholders, the Board may: (A) authorize the Company to enter into a definitive agreement with respect to such Acquisition Proposal and (B) withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill, confidentiality or similar restriction;

(ii)

the Company has delivered to the Purchaser a written notice of the good faith determination of the Board, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement, together with a copy of the definitive agreement for the Superior Proposal and disclosure of the value, expressed in dollars, that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”);

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(iii)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(iv)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(v)

if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(b), the Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(b);

(vi)

the Company did not breach any provision of Section 5.1 in connection with the preparation or making of such Superior Proposal and the Company has been and continues to be in compliance with Article 5; and

(vii)

prior to, or concurrently with, entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(a)(iii)(B) and pays the Company Termination Amount to the Purchaser pursuant to Section 7.4.

(b) During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser under Section 5.4(a)(v) to amend the terms of this Agreement and the Arrangement in good faith in order to determine, in consultation with its financial and outside legal advisors, whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) if it would no longer constitute a Superior Proposal, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing. Subject to the Company’s disclosure obligations under applicable Securities Laws: (A) the fact of the making of any such proposed amendments; and (B) each of the terms of any such proposed amendments, shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent.

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(c) Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded an additional five-Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice.

(d) The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal constituting a Superior Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsel.

(e) If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company may, and shall at the request of Purchaser, postpone the Company Meeting to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

(f) Neither the Company nor any of its Subsidiaries will become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company and/or any of its Subsidiaries from providing:

(i)

or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other Representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1; or

(ii)	the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Article 5.

5.5. Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by any of the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Article 5 by the Company.

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ARTICLE 6 CONDITIONS

6.1. Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a) Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(b)  Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c) Exchange Approvals. The necessary conditional approvals or equivalent approvals, as the case may be, of the Nasdaq and TSXV have been obtained, including in respect of the listing of the Purchaser Common Shares constituting the Consideration on the Nasdaq.

(d) U.S. Securities Laws. The issuance of the Purchaser Common Shares to be issued pursuant to the Arrangement in exchange for the Company Common Shares is exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

(e) Illegality. No Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits, restrains or enjoins the Company or the Purchaser from completing the Arrangement.

6.2. Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 6(a) [Non-Contravention of Constating Documents], and 37 [Brokers] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (A) in all material respects as of the date of this Agreement and (B) in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (ii)(B) to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on the Company (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and, in each case, the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

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(b) Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, or which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c) Dissent Rights. The aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn shall not exceed 5% of the issued and outstanding Company Common Shares.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Company that has not been cured.

(e) No Dividends. The Company has not set a record date for, or otherwise declared, set aside or paid any dividend or distribution on the Company Common Shares.

(f) Consents. All third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to, have a Material Adverse Effect on the Company or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to the Purchaser.

(g) Releases. The directors and officers of the Company set out in Schedule 6.2(g) of the Company Disclosure Letter shall have delivered a resignation and release to the Company, in form and substance acceptable to the Parties, each acting reasonably.

(h) Support and Voting Agreements. None of the Support and Voting Agreements shall have been terminated.

(i) Share Issuance. The fees described in Schedule 6.2(i) of the Company Disclosure Letter shall have been fully paid and settled in Company Common Shares (which shall be issued prior to the Effective Time).

6.3. Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a) Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in Paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 4 [Execution and Binding Obligation] and 5(a) [Non-Contravention of Constating Documents] of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; and (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (A) in all material respects as of the date of this Agreement and (B) in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (ii)(B) to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on the Purchaser (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and, in each case, Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

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(b) Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Company, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c) Payment of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have complied with its obligations under Section 2.10 and the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the Purchaser Common Shares contemplated by Section 2.10.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Purchaser that has not been cured.

(e) Consents. All third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on the Purchaser or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to the Company.

6.4. Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7 TERM AND TERMINATION

7.1. Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2. Termination

(a) This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties;

(ii)	either the Company or the Purchaser, if:

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(A)

the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties under this Agreement or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)

after the date of this Agreement, any Law is enacted, made, enforced, issued or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its commercially reasonable efforts or the efforts required by Section 4.5 to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(C)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	the Company if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would  cause  any  condition  in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions] or 6.2 [Purchaser Conditions] not to be satisfied;

(B)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4 of this Agreement and prior to or concurrently with such termination the Company (or another Person on behalf of the Company) pays the Company Termination Amount in accordance with Section 7.4 in consideration for the disposition of the Purchaser’s rights under this Agreement;

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(C)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser does not provide or cause to be provided to the Depositary sufficient Purchaser Common Shares as required pursuant to Section 2.10; or

(D)	there has occurred a Material Adverse Effect in respect of the Purchaser on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date; or

(iv)	the Purchaser, if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions] or 6.3 [Company Conditions] not to be satisfied;

(B)

the Board or any committee of the Board fails to unanimously (with any interested directors having abstained from voting) recommend or withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm (without qualification) within five Business Days after having been requested in writing by the Purchaser, to do so, the Board Recommendation, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than five Business Days after such Acquisition Proposal’s public announcement (in each case, a “Change in Recommendation”), or the Company breaches Article 5 in any respect; or

(C)	there has occurred a Material Adverse Effect in respect of the Company on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

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7.3. Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the occurrence of the Effective Time, Section 4.9 shall survive; and (b) in the event of termination under Section 7.2, this Section 7.3 and Section 7.4 through to and including Section 8.15 shall survive in accordance with their terms, and provided further that, subject to Section 7.4(g) and 7.5(d), no Party shall be relieved of any liability for any breach by it of this Agreement.

7.4. Company Expense Reimbursement and Company Termination Amount

(a) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, (i) if this Agreement is terminated pursuant to Section 7.2(a)(iv)(A) [Breach of Company Representation or Warranty] the Company shall pay $300,000 (the “Company Expense Reimbursement Amount”) to the Purchaser as reimbursement for costs and expenses incurred by or on behalf of the Purchaser in connection with this Agreement and the transactions contemplated hereby; and (ii) if a Company Termination Amount Event occurs, the Company shall pay $1,000,000 (the “Company Termination Amount”) to the Purchaser in consideration for the disposition of the Purchaser’s rights under this Agreement in accordance with Section 7.4(c), all plus applicable taxes.

(b) For the purposes of this Agreement, “Company Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation or Material Breach of Section 5.1];

(ii)	by the Company pursuant to Section 7.2(a)(iii)(B) [Superior Proposal]; or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [Failure of Shareholders to Approve] if:

(A)

after the announcement of this Agreement and prior to such termination, an Acquisition Proposal is proposed, offered or made or publicly announced or otherwise publicly disclosed by any Person other than the Purchaser or any of its Affiliates (and such Acquisition Proposal has not expired or been withdrawn at least five Business Days prior to the date of the Company Meeting); and

(B)

within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is completed, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive written agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later completed (whether or not within 12 months after such termination),

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provided that for purposes of this Section 7.4(b)(iii) the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(c) The Company Termination Amount shall be paid by the Company to the Purchaser in consideration for the disposition of the Purchaser’s rights under this Agreement as follows, by wire transfer of immediately available funds to an account designated by the Purchaser:

(i)	if a Company Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(i), within two Business Days of the occurrence of such Company Termination Amount Event;

(ii)	if a Company Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(ii), concurrently with such termination; or

(iii)	if a Company Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(iii), on the completion of the Acquisition Proposal referred to in Section 7.4(b)(iii).

(d) The Company Expense Reimbursement Amount shall be paid to the Purchaser by the Company by wire transfer of immediately available funds to an account designated by the Purchaser within two Business Days of the occurrence of the termination of this Agreement in the manner contemplated in Section 7.4(a).

(e) For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Amount on more than one occasion. If circumstances arise in which the Company would otherwise be required to pay both the Company Expense Reimbursement Amount and the Company Termination Amount to the Purchaser, any payment by the Company to the Purchaser of the Company Expense Reimbursement Amount shall be credited towards the obligation of the Company to pay the Company Termination Amount to the Purchaser.

(f) The Company acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that any payment of the Company Termination Amount or the Company Expense Reimbursement Amount as set out in this Section 7.4 is in consideration for the disposition of the Purchaser’s rights under this Agreement which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

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(g) The Purchaser agrees that the payment of the Company Expense Reimbursement Amount and the Company Termination Amount in the manner provided in this Section 7.4 is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt thereof, the Purchaser shall not be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither the Company nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Purchaser or any of its Affiliates) provided, however, that this limitation shall not apply in the event of fraud or a willful breach by the Company or any of its Subsidiaries of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Company Termination Amount). The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 8.5 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

7.5. Purchaser Expense Reimbursement

(a) Despite any other provision in this Agreement relating to the payment of fees and expenses, if this Agreement is terminated pursuant to Section 7.2(a)(iii)(A) [Breach of Purchaser Representations and Warranties], the Purchaser shall pay $300,000 (the “Purchaser Expense Reimbursement Amount”) to the Company as reimbursement for costs and expenses incurred by or on behalf of the Company in connection with this Agreement and the transactions contemplated hereby.

(b) The Purchaser Expense Reimbursement Amount shall be paid to the Company by the Purchaser by wire transfer of immediately available funds to an account designated by the Company within two Business Days of the occurrence of the termination of this Agreement as contemplated in Section 7.5(a).

(c) The Purchaser acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not enter into this Agreement, and that any payment of the Purchaser Expense Reimbursement Amount as set out in this Section 7.5 is in consideration for the disposition of the Company’s rights under this Agreement which are a genuine pre-estimate of the damages, including opportunity costs, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Purchaser irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(d) The Company agrees that the payment of the Purchaser Expense Reimbursement Amount in the manner provided in this Section 7.5 is the sole and exclusive remedy of the Company in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt thereof, the Company shall not be entitled to bring or maintain any claim, action or proceeding against the Purchaser or any of its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither the Purchaser nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or any of its Affiliates) provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Purchaser or any of its Subsidiaries of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Purchaser Expense Reimbursement Amount). The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 8.5 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

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ARTICLE 8 GENERAL PROVISIONS

8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(iii)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	modify any mutual conditions contained in this Agreement.

8.2. Expenses

All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is completed.

8.3. Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a) to the Company at:

Franchise Global Health Inc.

440 W. Hastings, Suite 320

Vancouver, British Columbia

V6B 1L1

Attention: Clifford Starke, Chairman & CEO

Email: starke.clifford@gmail.com

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with a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5

Attention: Peter Simeon

Email: peter.simeon@gowlingwlg.com

(b) to the Purchaser at:

Flora Growth Corp.

3406 SW 26th Terrace, Suite C-1,

Fort Lauderdale, Florida

33312

Attention: Matthew Cohen

Email: matt.cohen@floragrowth.com

with a copy to:

Wildeboer Dellelce LLP

Suite 800, 365 Bay Street

Toronto, Ontario

M5H 2V1

Attention: Michael Rennie

Email: mrennie@wildlaw.ca

Rejection or other refusal to accept or inability to deliver because of changed address of which no Notice was given shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.4. Time of the Essence

Time is of the essence in this Agreement.

8.5. Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

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8.6. Third Party Beneficiaries

(a) Except as provided in Section 4.9 which, without limiting their respective terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.6 as the “Indemnified Persons”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.7. Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.8. Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Company, on the one hand, and the Purchaser, on the other hand, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.9. Successors and Assigns

(a) This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

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8.10. Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11. Governing Law

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.12. Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.13. Rules of Construction

The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.14. No Liability

No director or officer of the Purchaser or its Subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of the Purchaser under this Agreement. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

8.15. Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

FLORA GROWTH CORP.

By:	(signed) “Luis Merchan”
Name: Luis Merchan
Title: Chief Executive Officer

FRANCHISE GLOBAL HEALTH INC.

By:	(signed) “Clifford Starke”
Name: Clifford Starke
Title: Chief Executive Officer

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SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER PART 9, DIVISION 5

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1 INTERPRETATION

1.1 Definitions

 Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Agent Compensation Options” means the outstanding compensation options of the Company exercisable to purchase Company Common Shares.

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of October 21, 2022 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders entitled to vote thereon pursuant to the Interim Order.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“Closing Price” means the Purchaser VWAP for the 20 trading days immediately preceding the third Business Day prior to the Effective Date.

“Company” means Franchise Global Health Inc., a company existing under the laws of the Province of British Columbia.

“Company Common Shares” means, at any time, the outstanding common shares in the authorized share structure of the Company.

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“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options of the Company to purchase Company Common Shares issued pursuant to the Company Stock Option Plan.

“Company RSU Plan” means the Franchise Global Health Inc. Share Unit Plan last approved by Company Shareholders on September 20, 2021.

“Company RSUs” means, collectively, the outstanding restricted share units of the Company issued pursuant to the Company RSU Plan.

“Company Shareholders” means the registered and/or beneficial holders of Company Common Shares, as the context requires.

“Company Stock Option Plan” means the Franchise Global Health Inc. Stock Option Plan last approved by Company Shareholders on September 20, 2021.

“Consideration” means the Exchange Ratio of a Purchaser Common Share for each Company Common Share.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“Depositary” means the trust company, bank or financial institution agreed to in writing between the Purchaser and the Company for the purpose of, among other things, working in connection with the transfer agents for the Company and the Purchaser, the Canadian Depository for Securities Limited and the Depository Trust & Clearing Corporation to distribute the Purchaser Common Shares comprising the Consideration.

“Dissent Rights” has the meaning specified in Section 3.1(a).

“Dissenting Share” has the meaning specified in Section 2.3(b)(i).

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date the Arrangement becomes effective as agreed to by the Parties in accordance with the Final Order.

“Effective Time” means the beginning of the day (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

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“Exchange Ratio” means the Initial Exchange Ratio, except that (A) if the Closing Price is greater than US$1.25 but less than US$1.49, then the Exchange Ratio will be calculated as (i) the Initial Price per Company Common Share divided by (ii) the Closing Price; and (B) if the Closing Price is greater than or equal to US$1.49, then the Exchange Ratio will be calculated as (i) the Initial Price per Company Common Share divided by (ii) US$1.49; provided, however, that the aggregate Consideration payable for all Company Common Shares (including the Company Common Shares allotted and issued pursuant to Section 2.3(a)(iv) hereof) will in no event be more than 43,525,951 Purchaser Common Shares nor be less than 36,515,060 Purchaser Common Shares. For greater certainty, if the Closing Price is less than US$1.25, then the Exchange Ratio shall be the Initial Exchange Ratio.

“Final Order” means the final order of the Court made pursuant to Section 291(4) of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement and after being informed of the intention to rely upon the registration exemption provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Common Shares to be issued pursuant to the Arrangement in exchange for the Company Common Shares, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, authority or representative of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, anti-trust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including but not limited to, Bundesinstitut für Arzneimittel und Medizinprodukte (Federal Institute for Drugs and Medical Devices) and the Colombian Ministry of Agriculture, Colombian Ministry of Agriculture, Health Canada.

“Interim Order” means the interim order of the Court made pursuant to Section 291(2) of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting and the voting requirements with respect to the Arrangement Resolution, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Initial Exchange Ratio” means 0.3234598886 Purchaser Common Shares for each Company Common Share, provided that if the Company issues any Company Common Shares in accordance with Section 4.1(b)(v) of the Arrangement Agreement prior to the Effective Time, the Initial Exchange Ratio shall be the number of Purchaser Common Shares determined by dividing 43,525,951 by the number of issued and outstanding Company Common Shares immediately prior to the Effective Time, with the minimum Initial Exchange Ratio being 0.2910195359 Purchaser Common Shares.

“Initial Price per Company Common Share” means US$0.4044, provided that if the Company issues any Company Common Shares in accordance with Section 4.1(b)(v) of the Arrangement Agreement prior to the Effective Time, the Initial Price per Company Common Share shall be the price determined by multiplying the Initial Exchange Ratio by US$1.25.

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“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal sent to Company Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind.

“Person” includes any individual, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Flora Growth Corp., a corporation existing under the laws of the Province of Ontario.

“Purchaser Common Share” means a common share in the capital of the Purchaser.

“Purchaser VWAP” means the daily volume-weighted average price of the Purchaser Common Shares on the Nasdaq Capital Market for such date or dates on the Nasdaq Capital Market as reported by Bloomberg L.P. during regular trading hours.

“Release Date” means the date that is ninety (90) calendar days following the Effective Date.

“Restricted Legend” means the legend or similar annotation to be carried (or, in the case of uncertificated Purchaser Common Shares, be deemed to be carried) by the certificates or any “direct registration system” statements or advice representing the Purchaser Common Shares issuable pursuant to the Arrangement providing for a restriction on trading such Purchaser Common Shares from the Effective Date until the Release Date, in accordance with the Transfer Restrictions and Exceptions.

“Tax Act” means the Income Tax Act (Canada).

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“Transfer Restrictions and Exceptions” means, in relation to the Purchaser Common Shares issuable pursuant to the Arrangement, until the Release Date, such Purchaser Common Shares may not be transferred without the consent of the Purchaser, except that a former Company Shareholder (or a permitted transferee thereof), in relation to Purchaser Common Shares owned beneficially or of record by it, may: (i) mortgage or charge such Purchaser Common Shares as collateral for a loan; (b) exercise voting rights attaching to such Purchaser Common Shares: (c) receive dividends or other distributions on such Purchaser Common Shares; (d) transfer, sell or tender such Purchaser Common Shares pursuant to a take-over bid (as defined in the Securities Act (British Columbia) or any similar transaction, including without limitation a merger, arrangement or amalgamation, involving a change of control of the Purchaser; (e) transfer such Purchaser Common Shares to any nominee or custodian (including a trust) where there is no change in beneficial ownership (other than a change in beneficial ownership resulting from a transfer to a trust for the direct or indirect benefit of the immediate family members of the former Company Shareholder (or a permitted transferee thereof); (f) effect such sales as may be contemplated by Section 4.3 hereof; or (g) where the former Company Shareholder (or a permitted transferee thereof) is a corporate entity, a transfer to an affiliate or a shareholder of that former Company Shareholder (or permitted transferee thereof); provided that any permitted transferee will receive Purchaser Common Shares that contain the Restricted Legend.

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)

Time References. References to time herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia. Time shall be of the essence in every matter or action contemplated hereunder.

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ARTICLE 2 THE ARRANGEMENT

2.1. Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Arrangement Agreement, except with respect of the sequence of the steps comprising the Arrangement, which shall occur as set out below in Section 2.3.

2.2. Binding Effect

This Plan of Arrangement and the Arrangement shall become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Company Common Shares (including Dissenting Shareholders), Company Options, Company RSUs and Agent Compensation Options, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3. Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence in each case, except where stated otherwise, without any further authorization, act or formality of or by the Company, the Purchaser or any other Person:

(a)	at the Effective Time:

(i)

pursuant to the terms of the Company Stock Option Plan, the Board shall prior to the Effective Time: (i) approve the acceleration of the vesting of all outstanding Company Options, subject to receipt of requisite regulatory approval (if any), and upon such approval each Company Option shall be deemed to be vested and exercisable prior to the Effective Time; and (ii) approve, conditional upon completion of the Arrangement, the termination and cancellation of all Company Options that have not been exercised prior to the Effective Time without payment of any consideration to the holders of such terminated and cancelled Company Options;

(ii)

the Company Stock Option Plan and all agreements relating to Company Options shall be terminated and of no further force or effect and neither the Company nor the Purchaser shall have any liability or obligations with respect to the Company Option Plan or any agreements relating to Company Options;

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(iii)

in accordance with the terms of the Agent Compensation Options, each holder of an Agent Compensation Option outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Agent Compensation Option, in accordance with its terms and for the same aggregate consideration therefor, and shall accept in lieu of each Company Common Share to which such holder was theretofore entitled upon such exercise, the Consideration; and

(iv)

each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately vest and the Company shall allot and issue to each holder of a Company RSU such number of Company Common Shares (provided that no share certificates shall be issued with respect to such shares as are due to such holder) under the terms of the Company RSU Plan and thereafter the Company RSU Plan will terminate and none of the former holders of Company RSUs, the Company, the Purchaser or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company RSU Plan.

(b)	immediately after the steps in Section 2.3(a):

(i)

each Company Common Share held by a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Common Shares in accordance with Article 3 (a “Dissenting Share”) shall be and shall be deemed to have been transferred to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser in an amount equal to the fair value of such Dissenting Share determined and payable in accordance with Article 3; and

(ii)

with respect to each Dissenting Share transferred to the Purchaser pursuant to Section 2.3(b)(i): (A) the registered holder of such Dissenting Share will cease to be the holder thereof or to have any rights as a holder thereof (other than the right to receive fair value of such Dissenting Share in accordance with Article 3) and the name of the registered holder thereof will be removed from the central securities register of the Company, (B) the holder of such Dissenting Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Common Shares and (C) the Purchaser shall be and shall be deemed to be the transferee of such Dissenting Share (free and clear of all Liens) and will be entered in the central securities register of the Company as the sole holder thereof; and

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(c)	immediately after the steps in Section 2.3(b):

(i)

each Company Common Share outstanding immediately prior to the Effective Time (including the Company Common Shares allotted and issued pursuant to Section 2.3(a)(iv) hereof but other than Dissenting Shares and Company Common Shares directly or indirectly owned by the Purchaser) shall be and shall be deemed to be transferred to the Purchaser (free and clear of all Liens) in exchange for the Consideration, provided (A) that the Purchaser Common Shares comprising the Consideration shall be subject to the Transfer Restrictions and Exceptions and (B) the certificates or any “direct registration system” statements or advice representing the Purchaser Common Shares comprising the Consideration shall bear (or, in the case of uncertificated Purchaser Common Shares, be deemed to bear) the Restricted Legend until the Release Date;

(ii)

with respect to each Company Common Share transferred to the Purchaser pursuant to Section 2.3(c)(i), (A) the holder of such Company Common Share will cease to be the holder thereof or to have any rights as a holder thereof (other than the right to receive the consideration such holder is entitled to receive pursuant to Section 2.3(c)(i)) and the name of the holder thereof will be removed from the central securities register of the Company, (B) the holder of such Company Common Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Common Shares and (C) the Purchaser shall be and shall be deemed to be the transferee of such Company Common Share (free and clear of all Liens) and will be entered in the central securities register of the Company as the sole holder thereof; and

(iii)

each Company Shareholder (other than a Dissenting Shareholder) will be the holder of the aggregate number of Purchaser Common Shares issued to such Company Shareholder pursuant to Section 2.3(c)(i) and the securities registers of the Purchaser will be revised accordingly.

2.4. No Fractional Shares

In no event shall any holder of Company Common Shares be entitled to receive a fractional Purchaser Common Share under this Plan of Arrangement. Where the aggregate number of Purchaser Common Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Common Share being issuable, the number of Purchaser Common Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and such fraction shall be disregarded and cancelled without any additional consideration payable to the Company Shareholder.

ARTICLE 3 RIGHTS OF DISSENT

3.1 Rights of Dissent

(a)

Registered holders of Company Common Shares may exercise rights of dissent (“Dissent Rights”) in connection with the Arrangement under Section 238 of the BCBCA, and in the manner set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution and exercise of Dissent Rights must be received by the Company not later than 5:00 p.m. on the Business Day which is two Business Days prior to the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights and who:

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(i)

are ultimately determined to be entitled to be paid fair value by the Purchaser for the Company Common Shares in respect of which they have exercised Dissent Rights shall be and shall be deemed to have irrevocably transferred such Company Common Shares to the Purchaser pursuant to Section 2.3(b) in consideration of the fair value of such Company Common Shares determined as of the close of business on the day before the Arrangement Resolution was adopted; or

(ii)

are not ultimately determined, for any reason, to be entitled to be paid fair value by the Purchaser for the Company Common Shares in respect of which they have exercised Dissent Rights shall be and shall be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights and shall be entitled to receive only the consideration that such Company Shareholder would have been entitled to receive pursuant to Section 2.3(c) if such Company Shareholder had not exercised Dissent Rights, and in no case will the Company, the Purchaser or any other Person be required to recognize such Dissenting Shareholders as holders of Company Common Shares after the completion of the steps set forth in Section 2.3(b) or 2.3(c), as the case may be, and each Dissenting Shareholder will cease to be entitled to the rights of a shareholder in respect of the Company Common Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Common Shares as and from the Effective Time.

(b)

For greater certainty, only registered holders of Company Common Shares shall be entitled to exercise Dissent Rights and, in addition to any other restrictions under Section 238 of the BCBCA, neither (i) holders of Company Options, Company RSUs or Agent Compensation Options, or (ii) the Company Shareholders who vote or have instructed a proxyholder to vote such holder’s Company Common Shares in favour of the Arrangement Resolution, shall be entitled to exercise Dissent Rights.

ARTICLE 4 CERTIFICATES AND PAYMENTS

4.1 Deposit Rules and Procedures

(a)

At or before the Effective Time, the Purchaser shall deposit or cause to deposited with the Depositary one or more certificates or book-entry advice statements representing the aggregate number of Purchaser Common Shares that such Company Shareholders are entitled to receive under Section 2.3(c).

(b)

As soon as practicable following the later of the Effective Time and the surrender by a Company Shareholder to the Depositary of a certificate or book-entry advice statement which immediately prior to the Effective Time represented outstanding Company Common Shares that were transferred to the Purchaser pursuant to Section 2.3(c), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former holder of such Company Common Shares will be entitled to receive in exchange therefor a certificate or book-entry advice statement representing the number of Purchaser Common Shares such holder is entitled to receive under Section 2.3(c), less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

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(c)

Subject to Section 4.4, until surrendered as contemplated by this Section 4.1, each certificate or book-entry advice statement which immediately prior to the Effective Time represented Company Common Shares that were transferred under Section 2.3(c) shall be deemed after the Effective Time to represent only the right to receive a certificate representing the number of Purchaser Common Shares the former holder of such Company Common Shares is entitled to receive pursuant to Section 2.3(c) less any amounts withheld pursuant to Section 4.3.

(d)

No holder of Company Common Shares, Company Options, Company RSUs or Agent Compensation Options shall be entitled to receive any consideration with respect to such Company Common Shares, Company Options, Company RSUs or Agent Compensation Options other than consideration such holder is entitled to receive, if any, in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred to the Purchaser pursuant to Section 2.3(c) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Common Shares, the Depositary shall, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Common Shares the Consideration such Company Shareholder is entitled to receive in respect of such Company Common Shares pursuant to Section 2.3(c), less any amounts withheld pursuant to Section 4.3. When authorizing such payment in relation to any such lost, stolen or destroyed certificate, the former holder of such Company Common Shares shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to Purchaser, the Company and the Depositary (acting reasonably) against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

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4.3 Withholding Rights

The Purchaser, the Company or the Depositary shall deduct and withhold from any consideration otherwise payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable to Dissenting Shareholders pursuant to Section 3.1, any Company Common Shares issued pursuant to the Company Stock Option Plan, and any Company Common Shares issued pursuant to a Company RSU under Section 2.3(a)(iv)) such Taxes or other amounts as the Purchaser, the Company or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other applicable Law. The Purchaser, the Company or the Depositary shall sell forthwith Purchaser Common Shares otherwise payable to such Company Shareholder on behalf of, and as agent for, the Company Shareholder to fund the required withholding. To the extent that Taxes or other amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. None of the Purchaser, the Company, the Depositary or any broker used by the foregoing will be liable for any loss arising out from any sale of Purchaser Common Shares, including any loss relating to the manner or timing or such sales, the prices at which the Purchaser Common Shares are sold or otherwise.

4.4 Extinction of Rights

Any certificate or book-entry advice statement which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were acquired by the Purchaser pursuant to Section 2.3(c) and which is not deposited with the Depositary in accordance with the provisions of Section 4.1 on or before the sixth anniversary of the Effective Date shall, on the sixth anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, the Purchaser, the Depositary or any other Person. On such date, the Consideration such former holder of Company Common Shares would otherwise have been entitled to receive shall be and shall be deemed to have been surrendered for no consideration to the Purchaser. None of the Company, the Purchaser nor the Depositary will be liable to any Person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE 5 AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Company and the Purchaser (each acting reasonably), (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if such amendment, modification or supplement is consented to (i) in writing by each of the Company and the Purchaser (each acting reasonably), and (ii) if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

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(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Company Common Shares.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6 FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Franchise Global Health Inc. (the “Company”) and Flora Growth Corp. (“Flora”), pursuant to the arrangement agreement between the Company and Flora dated October 21, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated ●, 2022 (the “Circular”) (as the Arrangement may be modified or amended in accordance with its terms), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix ●to the Circular, is hereby authorized, approved and adopted.

3.

The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

The Company is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.

Any one or more director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and such other documents as are necessary or desirable to give effect to these resolutions, the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

7.

Any one or more officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Arrangement and the matters authorized thereby, including all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

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SCHEDULE C

COMPANY REPRESENTATIONS AND WARRANTIES

1.

Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, validly existing and in good standing (or equivalent) under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified, registered, licensed or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, registration, licensing or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, registered, licenced or authorized or to possess such Authorizations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

2.

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement and the other transactions contemplated hereby and thereby other than approval by the Company Shareholders in the manner set forth in this Agreement, as required by the Interim Order and Law, and approval by the Court.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby and thereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings under the BCBCA, and (d) filings with the Securities Authorities or the TSXV.

5.

Competition Act (Canada). Neither the aggregate value of the assets in Canada nor the gross revenues from sales in or from Canada generated by such assets exceeds the threshold established at section 110(3) of the Competition Act, each determined as of the time and in the manner prescribed in accordance with the Notifiable Transactions Regulations.

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6.

Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby and thereby do not and will not (or would not with the giving of notice, the lapse of time or both):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)

assuming compliance with the matters referred to in Paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets;

(c)

allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries.

7.	Capitalization.

(a)

The authorized share structure of the Company consists of an unlimited number of Company Common Shares. As of close of business on October 19, 2022, there were 134,563,674 Company Common Shares issued and outstanding.

(b)

Schedule 3.1(7)(b) of the Company Disclosure Letter sets forth, as of the date hereof: (i) the number of outstanding Company Options and the aggregate number of Company Common Shares into which outstanding Company Options are exercisable; (ii) the number of outstanding Company RSUs and the aggregate number of Company Common Shares into which outstanding Company RSUs are exercisable; and (iii) the number of outstanding Agent Compensation Options and the aggregate number of Company Common Shares into which outstanding Agent Compensation Options are exercisable, and in each case, all holders thereof and the exercise price, the date of grant or issuance, the expiration date and vested amounts, where applicable.

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(c)

All outstanding Company Common Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such shares have been issued in violation of any pre-emptive or similar rights), and all Company Common Shares issuable upon the exercise of the Company Options, Company RSUs and the Agent Compensation Options have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. No Company Common Shares have been issued and no Company Options, Company RSUs or Agent Compensation Options have been granted in violation of any Law on the part of the Company or any pre-emptive or similar rights applicable to them.

(d)

Other than the Company Options, Company RSUs and the Agent Compensation Options, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue, register for sale, repurchase or redeem any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

(e)

There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Company Common Shares on any matter except as required by Law.

8.	Subsidiaries.

(a)

The following information with respect to each Subsidiary of the Company is accurately set out in Schedule 3.1(8)(a) of the Company Disclosure Letter: (i) its name; (ii) its issued and authorized capital; (iii) the percentage of equity owned directly or indirectly by the Company, (iv) the name of and the percentage owned by registered holders of capital stock or other equity interests; and (v) its jurisdiction of incorporation, organization, formation, or governance.

(b)

The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of all Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests: (i) have been issued in violation of any Law or any pre-emptive or similar rights; or (ii) are subject to pre-emptive rights, rights of first refusal or similar rights created by statute, such Subsidiary’s organizational documents or any agreement binding upon the Company or any of its Subsidiaries. Except for the shares or other equity interests owned by the Company or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of the Company, neither the Company nor any of its Subsidiaries is the registered or beneficial owner of any equity interest of any kind in, voting debt of, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other Person.

(c)	Except as publicly disclosed in the Company Filings, the Company does not have any direct or indirect investment or proposed investment in any other Person.

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9.

Shareholders’ and Similar Agreements. Except as disclosed in Schedule 3.1(9) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, escrow, lock-up or other similar arrangement or agreement relating to the ownership, registration, transfer or voting of any of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

10.	Securities Law Matters.

(a)

The Company is a “reporting issuer” or equivalent thereof and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Alberta and British Columbia and is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSXV. No delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of the Company, no inquiry or investigation of any Securities Authority, is pending, in effect or ongoing or threatened. The Company Common Shares are listed on the TSXV and the Frankfurt Stock Exchange (the “FSE”). The Company does not have any securities listed for trading on any securities exchange other than the TSXV and FSE. None of the Company’s Subsidiaries is subject to any disclosure requirements under any securities laws in any jurisdiction in which such Subsidiary is formed or otherwise organized or operates.

(b)

The documents comprising the Company Filings as filed or furnished in all material respects with the requirements of applicable Securities Laws and, where applicable, the rules and policies of the TSXV and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has, since March 31, 2021, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the TSXV in all material respects. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules and policies of the TSXV since March 31, 2021. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters that the Company has received from any Securities Authority with respect to any of the Company Filings and, to the knowledge of the Company, neither the Company nor any of the Company Filings are subject of an ongoing audit, review, comment or investigation by any Securities Authority or, in the case of the Company, the TSXV.

(c)

The Company is not subject to any cease trade order of any Securities Authority (other than a trading halt on the TSXV) and, to the knowledge of the Company, no investigation or other proceedings involving the Company that may operate to prevent or restrict trading of any securities of the Company are currently in progress or pending before the TSXV, or any Securities Authority.

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11.	Financial Statements.

(a)

The audited consolidated financial statements of the Company (including any of the notes or schedules thereto and the auditors’ report thereon) for the year ended December 31, 2021, the audited consolidated financial statements of Franchise Cannabis Corp. (including any of the notes or schedules thereto and the auditors’ report thereon) for the year ended December 31, 2021 (collectively, the “Company Audited Financial Statements”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022: (i) were prepared in accordance with IFRS, (ii) fairly present, in all  material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its respective Subsidiaries as of the dates set out in such statements and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its respective Subsidiaries as at the dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and (iii) reflect appropriate reserves in respect of contingent liabilities, if any. The Company does not intend to make any correction or restatement of, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (11)(a). Except as described in the notes to the Company Audited Financial Statements, there has been no material change in the Company’s or Franchise Cannabis Corp.’s accounting policies since December 31, 2021. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)

Since December 31, 2021, the financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements for periods beginning on or after such date.

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12.	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings(“NI 52‑109”)) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(b)

To the knowledge of the Company, none of the Company, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

13.

Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and, to the knowledge of the Company, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

14.

No Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any type whatsoever, whether accrued, contingent or absolute, other than liabilities or obligations: (a) reflected or reserved against in the Company Audited Financial Statements (including any notes or schedules thereto and related management’s discussions and analysis); (b) that have not had, and would not reasonably be expected to have, a Material Adverse Effect in respect of the Company; or (c) incurred in connection with this Agreement.

15.	Absence of Certain Changes or Events. Since December 31, 2021, other than the transactions contemplated in this Agreement or as publicly disclosed in the Company Filings:

(a)	the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course; and

(b)

there has not occurred any change, event, occurrence, effect or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect in respect of the Company.

16.

Long-Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

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17.

Related Party Transactions. Other than transactions publicly disclosed in the Company Filings, neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company, any of its Subsidiaries or any of their respective Affiliates (except for amounts due in the Ordinary Course such as salaries, bonuses, director’s fees, under Employee Plans or amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or independent contractor arrangements or otherwise as publicly disclosed in the Company Filings) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, any of its Subsidiaries or any of their respective Affiliates.

18.

No “Collateral Benefit”. To the knowledge of the Company, except as will be disclosed in the Company Circular, no related party (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

19.

Compliance with Laws. The Company and each of its Subsidiaries is, and, to the knowledge of the Company, since their respective dates of incorporation, organization or formation has been, in compliance with all applicable Laws, and neither the Company nor any of its Subsidiaries is, to the knowledge of the Company, under any investigation with respect to, has been charged or to the knowledge of the Company threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity except, in each case, as could not reasonably be expected to have a Material Adverse Effect in respect of the Company.

20.	Authorizations and Licenses.

(a)

The Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the Company Assets, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

(b)

The Company or its Subsidiaries, as applicable: (i) lawfully hold, own or use, and have complied with, all Authorizations that are required by Law in connection  with the operation of the business of the Company and each of its Subsidiaries as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company; (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; (iii) to the knowledge of the Company, there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of the Company or its Subsidiaries; and (iv) to the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization, except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

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(c)

To the knowledge of the Company, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization, except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

(d)

Neither the Company nor any of its Subsidiaries has given an undertaking or written assurance (whether legally binding or not) to any Governmental Entity (including any competition authority) under any anti-trust or similar legislation in any jurisdiction which remains current at the date of this Agreement.

21.	Material Contracts.

(a)	Schedule 3.1(21)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement.

(b)

True and complete copies of the Material Contracts have been provided to the Purchaser and no such Material Contract has been rescinded, terminated or materially modified outside of the Ordinary Course.

(c)

To the knowledge of the Company, each Material Contract is a legal, valid, and binding obligation of the Company or a Subsidiary of the Company, as applicable, and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(d)

The Company and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default by the Company or any of its Subsidiaries.

(e)

Except as set out in the Company Disclosure Letter, none of the Company nor any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(f)

Except as set out in the Company Disclosure Letter, none of the Company nor any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, rescind, terminate or otherwise adversely modify or not renew its relationship with the Company or any of its Subsidiaries and, to the knowledge of the Company, no such action has been threatened.

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22.

Intellectual Property. A true, complete and accurate list of all Intellectual Property owned or licensed by the Company that is material to the business, as presently conducted, of the Company and its Subsidiaries is set out in Schedule 3.1(22) of the Company Disclosure Letter, and: (a) the Company or one of its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the business, as presently conducted, of the Company and its Subsidiaries; (b) the Intellectual Property that is owned, leased, licensed, used or held for use by to the Company and its Subsidiaries is sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; (c) the Company or one of its Subsidiaries own all right, title and interest in and to the Intellectual Property set out in Schedule 3.1(22) and all rights of the Company and its Subsidiaries in and to such Intellectual Property are unexpired and, to the knowledge of the Company, valid and enforceable; (d) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries (including pursuant to the transactions contemplated by this Agreement) and the use by the Company and its Subsidiaries of any of the Intellectual Property owned by them did not and do not breach, violate, infringe or interfere with any Intellectual Property or other rights of any other Person; (e) to the knowledge of the Company, no third party is breaching, violating, infringing upon or interfering with the Intellectual Property owned by or licensed to the Company or any of its Subsidiaries; and (g) the Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) all IT Assets (including Software) that are material to the conduct of the business, as presently conducted, of the Company and its subsidiaries. Neither the Company nor any of its Subsidiaries has licensed others to use any material Intellectual Property or IT Assets, other than on a non-exclusive basis and in the Ordinary Course.

23.

Data Privacy and Cybersecurity. The Company and its Subsidiaries have established and implemented policies, programs, and procedures that are commercially reasonable to protect the confidentiality, integrity, and/or availability of the trade secrets and other information in their possession, custody, or control, and of their Software, IT Assets, products and services. Upon the Closing, and to the knowledge of the Company, the Company and its Subsidiaries will continue to have the right to use personal information on the same basis that the Company and its Subsidiaries were entitled to use such information immediately prior to the Closing. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company, to the knowledge of the Company, (i) there has been no loss, damage, or unauthorized access, disclosure, transfer or use of any personal information, trade secret, or otherwise protected business information in the possession, custody, or control of the Company or any Subsidiary, or maintained or processed on any of their behalf and (ii) there have been no material outages or breaches of, and to their knowledge there are no bugs, defects, backdoors, or malicious code in, any Software, IT Assets, product, or service owned, sold, licensed or used by the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has notified in writing, or been required to notify in writing, any Person of any personal data or network security- related incident, nor has the Company or any of its Subsidiaries received any written notice of any claims, investigations, or alleged violations of Law with respect to data security, personal data rights or privacy.

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24.

U.S. Securities Compliance. The Company has issued no class of securities registered or required to be registered under the U.S. Exchange Act, and is not required to file reports under the U.S. Exchange Act; it is not an investment company within the meaning of the U.S. Investment Company Act.

25.

No Expropriation. No property or asset of the Company or any of its Subsidiaries has been taken or expropriated by any Governmental Entity nor, to the knowledge of the Company, has any Governmental Entity given notice of or commenced any proceeding to take or expropriate any such property or asset.

26.	Work Programs. The Company has not entered into any joint venture, work program or made any similar commitment or undertaking that has not been disclosed in the Company Filings.

27.

Title and Rights re: Other Assets. The Company and its Subsidiaries, as applicable, have good and valid title to all material properties and assets (in addition to the Company Assets) reflected in the Company Audited Financial Statements or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by the Company or any of its Subsidiaries, free and clear of all material Liens, other than the Permitted Liens, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect the interest of the Company or any of its Subsidiaries in any of the foregoing material properties and assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or any of its Subsidiaries of any of the material assets of the Company or any of its Subsidiaries other than with the Company or as described or contemplated in this Agreement.

28.

Litigation. Except as disclosed in Schedule 3.1(28) of the Company Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against the Company or any of its Subsidiaries, or, affecting any of their respective properties or assets that if determined adverse to the interests of the Company or its Subsidiaries, could reasonably be expected to have, individually or on the aggregate, a Material Adverse Effect in respect of the Company or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Company, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company or that could be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby.

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29.	Environmental Matters.

(a)

The Company and each of its Subsidiaries is, and since their respective dates of incorporation, organization or formation has been, in compliance, in all material respects, with all Environmental Laws;

(b)

except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company, none of the Company or any of its Subsidiaries have Released, and, to the knowledge of the Company, no other Person has Released, any Hazardous Substances in violation of Environmental Laws on, at, in, under or from any real property currently owned or leased by the Company or its Subsidiaries or, to the knowledge of the Company, real property previously owned or leased by the Company or any of its Subsidiaries;

(c)	there are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries, arising out of any Environmental Laws;

(d)

the Company is not aware of, nor has it received: (i) any order or directive from a Governmental Entity which relates to environmental matters that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company; or (ii) any written regulatory demand or notice with respect to the material breach of any Environmental Law applicable to the Company or any of its Subsidiaries or the Company Assets;

(e)

the Company and its Subsidiaries are in possession of, and in compliance with, all material Authorizations required by Environmental Laws to own, lease and operate the Company Assets and to conduct their respective businesses, as now conducted; and

(f)

the Company has provided to the Purchaser copies of all material environmental reports relating to the currently and formerly owned and leased real property that are within the possession or control of the Company or any of its Subsidiaries.

Notwithstanding any provision in this Agreement to the contrary, this Paragraph (29) of Schedule C contains the exclusive representations and warranties in respect of Environmental Laws, Hazardous Substances or any other environmental matters or conditions, liabilities or losses relating to Environmental Laws, Hazardous Substances or any other environmental matters.

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30.	Employees.

(a)	All written employment agreements of senior management of the Company have been provided to the Purchaser and such agreements are listed in Schedule 3.1(30)(a) of the Company Disclosure Letter.

(b)	Schedule 3.1(30)(b) of the Company Disclosure Letter identifies a complete list of the following information in respect of the Company Employees:

(i)	Employee number;

(ii)	Whether they are employed by the Company or a Subsidiary (and if employed by a Subsidiary, the specific Subsidiary with which they are employed);

(iii)	Position/title, classification or job band;

(iv)	Employment status (e.g. full-time, part-time, temporary, casual, seasonal, co-op student, non-union, unionized (and if unionized, the specific Collective Agreement which governs their employment));

(v)	Total annual remuneration, including a breakdown of hourly rate of pay or salary and applicable Employee Plans;

(vi)	Regular or standard hours of work per day and per week;

(vii)	Annual vacation entitlement and number of vacation days accrued and unused; and

(viii)	Original hire date or, for unionized employees, seniority date.

(c)

The Company and its Subsidiaries are in material compliance with all terms and conditions of all Laws respecting employment, including pay equity, employment equity, employment standards, labour, human rights, privacy, workers’ compensation and occupational health and safety, and there are no material pending or outstanding contractual, statutory, civil law and/or common law claims, demands, actions, applications, complaints, investigations, proceedings or orders under any such Law and to the knowledge of the Company there is no basis for such claims.

(d)

All amounts due or accrued for all salary, wages, bonuses, commissions and benefits under Employee Plans, Taxes, deductions and remittances and/or other similar accruals have either been paid or remitted or properly accrued (other than in respect of Company RSUs for which Taxes are borne by the holder(s) thereof) and are accurately reflected in the books and/or records of the Company or the applicable Subsidiary.

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(e)

Other than as set forth in Schedule 3.1(30)(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to termination or severance pay, any material increase in termination or severance pay or any change of control payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time, (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) or any other tax, or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f)

To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any current or former Company Employee or relating to any failure to hire a candidate for employment that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of the Company.

(g)

The Company and its Subsidiaries are each properly registered with the applicable workplace safety and insurance board or workers’ compensation board, as applicable. To the knowledge of the Company, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation or plan.

(h)

There are no material charges pending with respect to the Company or any of its Subsidiaries under applicable occupational health and safety legislation (“OHSL”). To the knowledge of the Company, the Company and each of its Subsidiaries have complied in all material respects with the material terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any material orders under OHSL currently outstanding.

31.	Labour and Employment.

(a)

Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Collective Agreements or engaged in any negotiations with respect to any collective bargaining or union agreement and no trade union, council of trade union, employee bargaining agency, works council or affiliated bargaining agent:

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(i)

holds bargaining rights with respect to any Company Employees or any other Person(s) who perform work or services in connection with the Company and/or any of its Subsidiaries by way of statute, certification, interim certification, voluntary recognition, designation or successor rights; or

(ii)	has applied to be certified as the bargaining agent of any Employees or any other Person(s) who perform work or services in connection with the Company and/or any of its Subsidiaries.

(b)

There are no actual or, to the knowledge of the Company, threatened or pending application for certification or bargaining rights or letter of understanding, with respect to any current or former Company Employee.

(c)

There is no labour strike, dispute, lock-out, work slowdown or stoppage, picketing, boycotts or similar activities, pending or involving or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and no such event has occurred within the last two years.

(d)

There are no pending or, to the knowledge of the Company, threatened applications by any trade union to have the Company or any of its Subsidiaries declared a related, successor, and/or common employer pursuant to applicable Law in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

(e)

Neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice and there are no actual, pending or, to the knowledge of the Company, threatened unfair labour practice complaints, charges or similar disputes or proceedings pertaining to the Company or any of its Subsidiaries that, individual or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of the Company.

32.	Employee Plans.

(a)

Schedule 3.1(32)(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has provided to the Purchaser true, correct and complete copies of all such Employee Plans as amended, together with all related material documentation in respect of each Employee Plan, including funding, trust and investment management agreements, insurance contracts, service agreements, award agreements, summary plan descriptions, consultants’ reports, actuarial reports, valuations, annual information returns, financial statements and asset statements and material correspondence with any Governmental Entity, for each of at least the last three years.

(b)

Except as required by Law, no Employee Plan provides for retiree or post- employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

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33.	Insurance.

(a)

Schedule 3.1(33)(a) of the Company Disclosure Letter sets out a complete and accurate list of all insurance policies of the Company and each of its Subsidiaries as of the date of this Agreement, true and complete copies of which have been provided to the Purchaser.

(b)

Each insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries, is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the Company or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.

34.	Taxes.

(a)

The Company and each of its Subsidiaries has duly filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects at the time of filing.

	(b)	The Company and each of its Subsidiaries has not received or claimed a refund or credit with respect to Taxes to which it is not entitled.

(c)

The Company and each of its Subsidiaries has paid all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

	(d)	The Company and its Subsidiaries are properly registered and licensed for purposes of paying, collecting or remitting all applicable Taxes under all applicable Tax Laws.

(e)

No material deficiencies, claims, litigation, proceedings, investigations, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or threatened against the Company or any of its Subsidiaries, or any of their respective assets.

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(f)

No claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, as the case may be, is or may be subject to material Tax by that jurisdiction and neither the Company nor any of its Subsidiaries carries on business in a jurisdiction in which it does not file a Tax Return in respect of income.

(g)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any assets of its Subsidiaries.

(h)

Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, and complied in all material respects with all applicable Laws relating to reporting of such Taxes.

(i)

There are no outstanding agreements, arrangements or waivers extending or waiving the statutory period of limitations applicable to any material claim for, the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, or extending the time for filing of any Tax Returns or for the payment of any Taxes by the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(j)

The Company and each of its Subsidiaries has provided to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions completed, for which the applicable statutory periods of limitations have not expired.

(k)

Except as disclosed in Schedule 3.1(34)(k) of the Company Disclosure Letter, none of the Company nor any of its Subsidiaries is a party to or bound by (A) any agreement or arrangement with a taxing authority or (B) any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (including any transfer pricing agreement or similar agreement relating to Taxes), or (C) any agreement under which the Company or any of its Subsidiaries could be (1) liable for any material Taxes or other claims of any party or (2) required to make payments with respect to any Tax benefits (whether actual Tax benefits or deemed Tax benefits) or Tax assets, including transaction Tax benefits arising from a prior transaction.

(l)

There are no facts, circumstances or events that exist or have existed which have resulted or may result in the application of any debt forgiveness, debt parking or property seizure provisions to the Company or any of its Subsidiaries under any Law relating to Taxes, including pursuant to section 80-80.4 of the Tax Act.

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(m)

The Company and each of its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including section 247 of the Tax Act, including the contemporaneous documentation and disclosure requirements thereunder.

(n)

None of the Company nor any of its Subsidiaries has and no circumstances exist that could result in any liability for Taxes of any other Person including, for greater certainty, under sections 159 or 160 of the Tax Act (or any similar provisions of federal, state, local or foreign law).

35.

Bankruptcy and Insolvency. None of the Company or any of its Subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. None of the Company or any of its Subsidiaries has initiated any Legal Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of the Company, no such Legal Proceedings have been threatened by any other Person. No receiver has been appointed in respect of the Company or any of its Subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of the Company, no such Legal Proceedings have been threatened by any other Person.

36.	Opinion of Financial Advisor. The Board has received the Fairness Opinion and such Fairness Opinion has not been withdrawn or modified as of the date of this Agreement.

37.

Brokers. Except for the engagement letter between the Company and the Financial Advisor and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. In Schedule 3.1(37) of the Company Disclosure Letter, the Company has disclosed to the Purchaser all fees, commissions or other payments that may be payable to the Financial Advisor in connection with this Agreement or any other transaction contemplated by this Agreement.

38.

Ownership of Purchaser Common Shares. As of the date hereof neither the Company nor any of its Subsidiaries, whether alone or together with any person under common control with the Company or any of its Subsidiaries or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of the Purchaser nor do they have any options, rights or entitlements to acquire any securities of the Purchaser.

39.

Board Approval. The Board after consultation with the financial and legal advisors, has unanimously (with any interested directors having abstained from voting): (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

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40.

Anti-Bribery and Corruption. None of the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any of their respective agents or representatives, have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or any improper advantage; or (ii) taken any action which is or would be otherwise inconsistent with or prohibited by any Anti-Corruption Law binding on the Company or any of its Subsidiaries. The operations of the Company and its Subsidiaries have been conducted at all times in compliance with all applicable Anti-Corruption Laws and over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their directors, officers, employees, agents or representatives with respect to Anti-Corruption Laws, and, to the knowledge of the Company, there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened. The Company and its Subsidiaries are not ineligible nor considered by any Governmental Entity to be ineligible, to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity, or to tender for or perform any sub-contracting work under a contract with such Governmental Entity. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with such legislation, including those for the detection, prevention and reporting of violations.

41.

Economic Sanctions and Export Controls. Each of the Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the employees, agents and representatives of the Company and its Subsidiaries are, and, to the knowledge of the Company, for the past six years have been, in compliance with all applicable Trade Control Laws. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such legislation, including those for the detection, prevention and reporting of violations. The operations of each of the Company and its Subsidiaries have been conducted at all times in compliance with Trade Control Laws and over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving each of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers, employees, agents or representatives with respect to Trade Control Laws, and, to the knowledge of the Company, there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened.

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42.	Leased Premises.

(a)

Each of the Leased Premises are set out in Schedule 3.1(42)(a) of the Company Disclosure Letter. With respect to each of the Leased Premises, to the knowledge of the Company, each of the leases pursuant to which the Company or its Subsidiaries occupy is in good standing and in full force and effect, and the Company or its Subsidiaries has the exclusive right to occupy and use the Leased Premises to conduct the business of the Company or its Subsidiaries. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions, including the Arrangement, will not afford any of the parties to such leases or any other person the right to terminate such leases and to the knowledge of the Company or its Subsidiaries, no parties to such leases intend to terminate same.

(b)

To the knowledge of the Company, neither the Company nor its Subsidiaries have ever been in violation of, in connection with the ownership, use, maintenance or operation of the Leased Premises and assets, any Environmental Laws, except where such violation would not have a Material Adverse Effect.

(c)

Neither the Company nor any of its Subsidiaries has used the Leased Premises, or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substances other than in compliance with Environmental Laws.

43.	Real Property.

(a)	Except as disclosed in Schedule 3.1(43)(a) of the Company Disclosure Letter, the Company does not own any real property.

(b)

The Company has not entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Company or any Subsidiary in and to real property or the air, density and easement rights relating to the owned real property and for greater certainty has not granted to any person any right of first refusal, right of first opportunity, option or similar rights to purchase the real property or any interest therein or any part thereof.

(c)	The Company directly or indirectly is the legal and beneficial owner of the owned real property.

(d)

The Company or its Subsidiaries have good and marketable title in fee simple to the owned real property free and clear from all easements, rights-of-way, restrictions, mortgages, charges, liens, executions and other encumbrances other than those that do not, individually or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of the Subsidiaries.

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(e)

Except as would not be reasonably expected to result in Material Adverse Effect, all by-laws, zoning, licences, certificates, consents, approvals, rights, permits and agreements required to enable the real property to be used, operated and occupied in its current and intended manner are being complied with or have been obtained and are in good standing, or to the extent that any have not already been obtained, the same are not yet required and, if not yet required but the same are material, the Company has no reason to believe that the same will not be available prior to the time that the same are so required. All building services required for the proper functioning of the real property have been obtained, are functioning properly and are fit and suitable for their intended purpose.

(f)

There are no actions, suits or legal or administrative proceedings outstanding, pending, or threatened against the real property which would adversely affect the value of the real property, or the income, if any, generated by the real property.

(g)

The present use of the real property complies, in all material respects, with all; (i) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any Governmental Entity; (ii) building, occupancy and other permits, license and approvals; and (iii) declarations, easements, rights-of-way, covenants, conditions and restrictions of record.

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SCHEDULE D

PURCHASER REPRESENTATIONS AND WARRANTIES

1.	Organization and Qualification.

(a)

The Purchaser and each of its Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, validly existing and in good standing (or equivalent) under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(b)

The Purchaser and each of its Subsidiaries is duly qualified, registered, licensed or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, registration, licensing or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of the Purchaser or any of its Subsidiaries to be so qualified, registered, licenced or authorized or to possess such Authorizations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

2.

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the completion of the Arrangement and the other transactions contemplated hereby.

3.	Board Approval. The board of directors of the Purchaser has approved the Arrangement and the execution and performance of this Agreement.

4.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.

Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both):

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(a)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)	contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of its Subsidiaries, or any of their respective properties or assets; or

(c)

allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any material contract or any material Authorization to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound unless it would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the Purchaser’s ability to consummate the Arrangement.

6.	Capitalization.

(a)

The authorized capital of the Purchaser consists of an unlimited number of Purchaser Common Shares. As of close of business on September 30, 2022, there were 77,379,469 Purchaser Common Shares issued and outstanding. A further 6,210,000 Purchaser Common Shares have been reserved for issuance upon the due and proper exercise of certain warrants of the Purchaser (the “Purchaser Warrants”) outstanding as of September 30, 2022, and a further 5,047,881 Purchaser Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Purchaser Options”) outstanding as of September 30, 2022.

(b)

All outstanding Purchaser Common Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such shares have been issued in violation of any pre-emptive or similar rights), and all Purchaser Common Shares issuable upon the exercise of the Purchaser Options, and Purchaser Warrants have been duly authorized and, upon issuance, shall be validly issued as fully paid and non- assessable. No Purchaser Common Shares have been issued and no Purchaser Options or Purchaser Warrants have been granted in violation of any Law on the part of the Purchaser or any pre-emptive or similar rights applicable to them.

(c)

Except for Purchaser Common Shares issuable pursuant to the exercise of Purchaser Options and Purchaser Warrants or as disclosed in the Purchaser Filings, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any of its Subsidiaries to, directly or indirectly, issue, register for sale, repurchase or redeem any securities of the Purchaser or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or of any of its Subsidiaries.

(d)

There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Purchaser Common Shares on any matter except as required by Law.

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7.

Purchaser Common Shares. All Purchaser Common Shares to be issued under this Agreement will, when issued in accordance with the terms of the Agreement, be validly issued as fully paid and non- assessable shares in the capital of the Purchaser.

8.

 Share Ownership. The Purchaser and its Affiliates and persons acting jointly or in concert with the Purchaser and its Affiliates do not beneficially own or exercise control or direction over any Company Common Shares or other securities of the Company as of the date of this Agreement.

9.	Securities Law Matters.

(a)

The Purchaser is not a “reporting issuer” in any of the provinces or territories of Canada. The Purchaser Common Shares are quoted on the Nasdaq. The Purchaser is in compliance in all material respects with all rules, policies and other requirements of the Nasdaq applicable to it. Other than as disclosed in the Purchaser Filings, the Purchaser is not required to file reports with, or furnish reports to, any securities regulatory authority other than Nasdaq and the SEC.

(b)

The documents comprising the Purchaser Filings that were required to be filed pursuant to applicable Securities Laws comply as filed or furnished in all material respects with the requirements of applicable Securities Laws and, where applicable, the rules and policies of the Nasdaq and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has, since May 13, 2021, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the Nasdaq in all material respects. The Purchaser has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules and policies of the Nasdaq since May 13, 2021. The Purchaser has not filed any confidential material change report, or equivalent thereof, with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters that the Purchaser has received from any Securities Authority with respect to any of the Purchaser Filings and, to the Purchaser’s knowledge, neither the Purchaser nor any of the Purchaser Filings are subject of an ongoing audit, review, comment or investigation by any Securities Authority, or in the case of the Purchaser, the Nasdaq.

(c)

The Purchaser is not subject to any cease trade or other order of the Nasdaq or any Securities Authority, and, to the knowledge of the Purchaser, no investigation or other proceedings involving the Purchaser that may operate to prevent or restrict trading of any securities of the Purchaser are currently in progress or pending before the Nasdaq or any Securities Authority.

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10.	Financial Statements.

(a)

The audited consolidated financial statements of the Purchaser (including any of the notes or schedules thereto, the auditors’ report thereon) for the year ended December 31, 2021 and the unaudited interim condensed consolidated financial statements of the Purchaser for the six months ended June 30, 2022: (i) were prepared in accordance with IFRS, (ii) fairly present, in all  material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its respective Subsidiaries as of the dates set out in such statements and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its respective Subsidiaries as at the dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and (iii) reflect appropriate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to make any material correction or restatement of, nor, to the knowledge of the Purchaser, is there any basis for any material correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (10)(a). Except as described in the notes to the Purchaser’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2021 and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022, there has been no material change in the Purchaser’s accounting policies since December 31, 2021. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Purchaser or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)

Since December 31, 2021, the financial books, records and accounts of the Purchaser and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Purchaser’s financial statements for periods beginning on or after such date.

11.

No Liabilities. Other than as set out or reflected in the interim condensed consolidated financial statements of the Purchaser for the six months ended June 30, 2022, or incurred in the Ordinary Course since the date of such financial statements or in connection with this Agreement, the Purchaser does not have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise).

12.

Compliance with Laws. The Purchaser and each of its Subsidiaries is, and, to the knowledge of the Purchaser, since May 13, 2021 has been, in compliance with all applicable Laws (including Environmental Laws) and neither the Purchaser nor any of its Subsidiaries is, to the knowledge of the Purchaser, under any investigation with respect to, has been charged or to the knowledge of the Purchaser threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

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13.

Environmental. None of the Purchaser nor any of its Subsidiaries have Released, and, to the knowledge of the Purchaser, no other Person has Released, any Hazardous Substances in violation of Environmental Laws on, at, in, under or from any real property currently owned or leased by the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, any real property previously owned or leased by the Purchaser or any of its Subsidiaries.

14.	Authorizations and Licenses.

(a)

The Purchaser and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Purchaser and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the property of the Purchaser, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

(b)

The Purchaser or its Subsidiaries, as applicable, (i) lawfully hold, own or use, and have complied with, all such Authorizations that are required by Law in connection with the operation of the business of the Purchaser and each of its Subsidiaries as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser, (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; and (iii) to the knowledge of the Purchaser, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization, except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser.

15.

No Expropriation. No property or asset of the Purchaser or any of its Subsidiaries has been taken or expropriated by any Governmental Entity nor, to the knowledge of the Purchaser, has any Governmental Entity given notice of or commenced any proceeding to take or expropriate any such property or asset.

16.

Litigation. Other than as disclosed in the Purchaser Filings, there are no claims, actions, suits, orders, directives, arbitrations, inquiries, investigations or proceedings pending or threatened against the Purchaser or any of its Subsidiaries, or, to the knowledge of the Purchaser, affecting any of their respective properties or assets that if determined adverse to the interests of the Purchaser or its Subsidiaries, could reasonably be expected to have, individually or on the aggregate, a Material Adverse Effect in respect of the Purchaser or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Purchaser, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or any of its Subsidiaries. Neither the Purchaser nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser or that would or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby.

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17.	Tax Status. The Purchaser is a taxable Canadian corporation within the meaning of the Tax Act.

18.

Tax Liability. The Purchaser and each Subsidiary has: (i) filed, or caused to be filed, all material Tax and information returns and reports which are required to be filed, and (ii) have paid, or caused to be paid, all material Taxes levied or imposed on it or its properties, income or assets (whether or not shown on a Tax or information return) including in its capacity as a tax withholding agent, except any Taxes that are being contested in good faith by appropriate proceedings where adequate reserves have been established in accordance with IFRS. The Purchaser and each Subsidiary has made adequate provision for the payment of all material Taxes not yet due. There are no Tax disputes existing or, to the knowledge of the Purchaser or any Subsidiary, pending involving the Purchaser or any Subsidiary which could reasonably be expected to have a Material Adverse Effect.

19.

Bankruptcy and Insolvency. None of the Purchaser or any of its Subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. None of the Purchaser nor any of its Subsidiaries has initiated any Legal Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of the Purchaser, no such Legal Proceedings have been threatened by any other Person. No receiver has been appointed in respect of the Purchaser or any of its Subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of the Purchaser, no such Legal Proceedings have been threatened by any other Person.

20.

Questionable Payments. Neither the Purchaser nor any Subsidiary has, and to the knowledge of the Purchaser and each Subsidiary, no director, officer, agent, employee or other Person associated with or acting on behalf of the Purchaser or its Subsidiaries or any subsidiary thereof has (i) used any corporate or entity funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate or entity funds; (iii) violated or is in violation of any provision of any applicable corrupt practices, bribery or similar Laws; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

21.	Investment Canada Act. The Purchaser is a “WTO investor” within the meaning of the Investment Canada Act.

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